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Exhibit 2.2

PURCHASE AGREEMENT

By and Among

INTERDENT, INC.,

GENTLE DENTAL SERVICE CORPORATION

DENTALCO MANAGEMENT SERVICES OF MARYLAND, INC.

and

MON ACQUISITION CORP.

April 17, 2001

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5.10	Hart-Scott-Rodino	18
5.11	Assignments	18
5.12	No Solicitation	18
5.13	Financing	20
5.14	Deliveries of Sellers	20
5.15	Stock Options	20
ARTICLE VI.—CONDITIONS TO SELLERS' AND PURCHASER'S OBLIGATIONS		20
6.01	Conditions to Obligations of Sellers	20
6.02	Conditions to Obligations of Purchaser	21
ARTICLE VII.—POST-CLOSING OBLIGATIONS		23
7.01	Further Assurances	23
7.02	Publicity	23
7.03	Post-Closing Indemnity by Sellers	23
7.04	Post-Closing Indemnity by Purchaser	23
7.05	Non-Solicitation and Non-Disclosure	24
7.06	Call Right	25
7.07	Continuation of Defense	25
7.08	Directors and Officers Indemnification	26
ARTICLE VIII—TAX MATTERS		26
8.01	Representations and Obligations Regarding Taxes	26
8.02	Covenants and Obligations Regarding Taxes	29
8.03	Indemnification for Taxes	30
ARTICLE IX.—MISCELLANEOUS		32
9.01	Limitation on Liability	32
9.02	Confidentiality	34
9.03	Brokers	34
9.04	Costs and Expenses	34
9.05	Termination	35
9.06	Notices	35
9.07	Governing Law	36
9.08	Representations and Warranties	37
9.09	Entire Agreement; Amendments and Waivers	37
9.10	Binding Effect and Assignment	37
9.11	Remedies	37
9.12	Exhibits and Schedules	37
9.13	Counterparts	37
9.14	References and Construction	37
9.15	Survival	38
9.16	Attorneys' Fees	38
9.17	Risk of Loss	38
9.18	Representative of Sellers	38
9.19	Transaction Non-Violative of Employment Agreements	38
ARTICLE X.—DEFINITIONS		39
10.01	Affiliate	39
10.02	Collateral Agreements	39
10.03	Confidential Information	39
10.04	Constructive Knowledge	39

ii

10.05	Contracts	39
10.06	DCA Material Adverse Effect	39
10.07	Damages	39
10.08	Dental Practices	40
10.09	Financial Statements	40
10.10	Funded Indebtedness	40
10.11	GAAP	40
10.12	Governmental Authorities	40
10.13	Hazardous Material	40
10.14	Inventory	41
10.15	Knowledge of InterDent	41
10.16	Legal Requirements	41
10.17	Lien	41
10.18	Management Agreements	41
10.19	Permits	41
10.20	Permitted Liens	41
10.21	Person	41
10.22	Properties	41
10.23	Regulations	42
10.24	Subsidiary	42
10.25	Trade Secrets	42

LIST OF SCHEDULES

Schedule 1.01(a)	Assets
Schedule 1.01(b)	Excluded Assets
Schedule 1.01(d)	Assumed Obligations
Schedule 1.02	Funded Indebtedness
Schedule 3.03(c)	Subsidiaries
Schedule 3.04	Sellers Defaults and Consents
Schedule 3.08(e)	Encumbrances
Schedule 3.10	Compliance with Laws
Schedule 3.11	Litigation
Schedule 3.13	Commitments
Schedule 3.15	Intangible Rights
Schedule 7.07	Continuation of Defense
Schedule 8.01	Representations Regarding Taxes
Schedule 8.01(l)	Private Letter Rulings

iii

PURCHASE AGREEMENT

    This PURCHASE AGREEMENT (the "Agreement") is made and entered into as of this 17th day of April, 2001, by and among MON ACQUISITION CORP., a Florida corporation ("Purchaser"), INTERDENT, INC., a Delaware corporation ("InterDent" or a "Seller"), GENTLE DENTAL SERVICE CORPORATION, a Washington corporation and wholly owned subsidiary of InterDent ("GDSC" or a "Seller"), and DENTALCO MANAGEMENT SERVICES OF MARYLAND, INC., a Maryland corporation and wholly owned subsidiary of GDSC ("DMSM" or a "Seller").

Recitals

    A.  Sellers are currently engaged in the business of managing dental practices.

    B.  InterDent owns of record and beneficially all of the outstanding capital stock (the "Shares") of Dental Care Alliance, Inc., a Delaware corporation ("DCA").

    C.  GDSC is currently a party to the Management Agreements. Pursuant to the terms of the Management Agreements, GDSC manages the Dental Practices.

    D.  Sellers own the Assets (as such term is defined in Section 1.01 below).

    E.  Purchaser desires to purchase the Shares and the Assets from Sellers, and Sellers desire to sell the Shares and the Assets to Purchaser, upon the terms and subject to the conditions set forth herein.

    F.  Certain capitalized terms used herein are defined in Section 10 hereof.

Agreement

    NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained herein, the parties agree as follows:

ARTICLE I.—SALE AND PURCHASE

    1.01  Sale and Purchase.

      (a) On the terms and subject to the conditions of this Agreement, at the Closing referred to in Section 2.01 below, Sellers shall sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and accept delivery of the following free and clear of any and all liens, mortgages, adverse claims, charges, security interests, encumbrances or other restrictions or limitations whatsoever (other than the Assumed Obligations, as defined below):

         (i) the Shares, and

        (ii) all of Sellers' right, title and interest in and to all of the assets (the "Assets"), which shall include (I) all of the assets (A) solely used by, or solely in connection with, the operation or management of, DCA or the Dental Practices, and/or (B) located at any location owned or leased by DCA and/or the Dental Practices, and/or (C) that were acquired by any Seller from Bank of America, N.A. on or about August 28, 2000, (II) the Transferred Contracts (as defined in subsection (iii) below), and (III) each of those assets and certain promissory notes and related account agreements and collateral set forth on Schedule 1.01(a) hereto, except for Excluded Assets.

        (iii) the "Transferred Contracts" shall include all Contracts relating to the operation of any Dental Practice(s), DCA and/or any DCA dental practice, to which any Seller(s) or any of their Affiliates (including DCA and/or the entity owning the Dental Practices) is a party, but shall not include the following:

          (A) Any Contract (other than a Group Contract) pertaining to any indebtedness, guarantee or similar obligation, which is not identified on Schedule 1.02 as Funded Indebtedness;

          (B) Any Contract or portion of a Contract which relates to any dental practice(s) other than the Dental Practices or the DCA dental practices or any business or operations other than management or operations of DCA or the Dental Practices (each, a "Group Contract"), to the extent that such contracts are set forth on Schedule 1.01(a)(iii)(B) as agreed upon by the parties prior to the Closing Date; and

          (C) Any other Contract (other than a Group Contract), which is not known to the actual knowledge of Steven R. Matzkin, Mitchell Olan or David Nichols.

Notwithstanding the foregoing, Purchaser may treat any of the agreements set forth in Sections (A)-(C) above as Transferred Contracts if the Purchaser elects to do so in its sole discretion, provided, however, that with respect to any Group Contract, Purchaser may only treat as a Transferred Contract that portion of such Group Contract that relates to DCA, any Dental Practice or any dental practice which is managed by DCA. Furthermore, the parties understand that any Transferred Contract to which DCA or one of its Subsidiaries is a party will be a Transferred Contract by operation of law as a result of the transfer of the Shares.

      (b)  Excluded Assets.  The Assets shall not include the "Excluded Assets," which term shall include those assets listed on Schedule 1.01(b).

      (c)  Method of Conveyance.  InterDent, GDSC and DMSM shall transfer the Assets and InterDent shall transfer the Shares to Purchaser on the Closing Date (as defined below) by the following:

        (i)  GDSC and DMSM shall execute and deliver to Purchaser one or more Bills of Sale, Assignments and other conveyance instruments with respect to their transfer of the Assets, including without limitation, any Intangible Rights (as defined below), in form and scope reasonably satisfactory to Purchaser (the "Bills of Sale").

        (ii) InterDent shall deliver or cause to be delivered, stock certificates representing the Shares, accompanied by stock powers duly executed in blank and otherwise in form acceptable to Purchaser for transfer on the books of DCA (collectively with the Bills of Sale, the "Conveyance Documents").

    At the Closing, good, valid and marketable title to all of the Assets and the Shares shall be transferred, conveyed, assigned and delivered by Sellers to Purchaser pursuant to the Conveyance Documents, free and clear of any and all Liens, other than Assumed Obligations.

      (d)  Assumed Obligations.  At the Closing, Purchaser shall assume, and agree to satisfy and discharge as the same shall become due, (i) the liabilities and other obligations arising subsequent to the Closing under the Transferred Contracts and (ii) the obligations listed on Schedule 1.01(d) hereto, which relate to the Assets (collectively the "Assumed Obligations"). Except for the liabilities and other obligations of DCA existing on the date hereof or entered into by DCA in the ordinary course of business, consistent with past practices or as expressly set forth in this paragraph (d) or except as otherwise expressly set forth herein, Purchaser shall not assume or be responsible at any time for any liability, obligation, debt or commitment of Sellers or the Dental Practices, whether absolute or contingent, accrued or unaccrued, asserted or unasserted, or otherwise, including but not limited to any liabilities, obligations, debts or commitments of Sellers and the Dental Practices incident to, arising out of or incurred with respect to, this Agreement and the transactions contemplated hereby (including any and all sales, income or other taxes arising out of the transactions contemplated hereby). Without limiting the generality of the foregoing, except as otherwise expressly set forth herein, the Sellers expressly acknowledge and agree that they shall retain, and that Purchaser shall not assume or otherwise be obligated to pay, perform, defend or discharge, (a) any liability of any Seller or Dental Practice for Taxes (as such term is defined in Section 8.01(p) below), whether measured by income or otherwise, (b) any liability of any Seller or

  Dental Practice in connection with any Plan (as such term is defined in Section 3.07(a)(i) below) or Benefit Program or Agreement (as such term is defined in Section 3.07(a)(i) below), including, without limitation, any liability of the Sellers under ERISA (as such term is defined in Section 3.07(a)(i) below), (c) any liability of any Seller under any Permit or Legal Requirement relating to health, safety, Hazardous Materials and/or environmental matters, or (d) any obligation of DCA to any Person claiming to have a right to acquire any capital stock or other securities of DCA. InterDent agrees to satisfy and discharge as the same shall become due all obligations and liabilities of each Seller, DCA and the Dental Practices not specifically assumed by Purchaser hereunder.

    1.02  Payment.  As payment in full for the Assets and the Shares being acquired by Purchaser hereunder, on the Closing Date Purchaser shall pay, by official bank check or wire transfer (to an account specified by InterDent in writing at least three business days prior to Closing), (i) in next day funds, the difference of (x) Thirty Four Million Dollars ($34,000,000) minus (y) the amount of the Funded Indebtedness which amount shall be set forth on Schedule 1.02 hereto and (ii) 963,265 shares of common stock of InterDent together with stock powers, duly executed in blank (the total consideration set forth in clauses (i) and (ii), being referred to as the "Purchase Price"). For purposes of IRS Form 8594, the Purchase Price shall be allocated such that $9,000,000 is allocated to the purchase of the Dental Practices.

    1.03  Other Sellers.  To the extent that any Assets are owned by a Subsidiary of InterDent other than those named herein, such Subsidiaries shall be deemed Sellers for purposes of this Agreement and InterDent shall cause such Subsidiaries to perform as such.

ARTICLE II.—CLOSING

    2.01  Closing.  Subject to the conditions stated in Article VI of this Agreement, the closing of the transactions contemplated hereby (the "Closing") shall be held at 9:00 a.m., Eastern Time, on May 15, 2001, or, if the conditions set forth in Section 6.02 have not been satisfied or waived on such date, on the third (3rd) business day after all such conditions shall have been satisfied or waived, at the offices of Greenberg Traurig, P.A., at 1221 Brickell Avenue, Miami, Florida 33131 (or at the request of Purchaser, at the offices of counsel to any lender providing financing in connection with the transactions contemplated hereby). The date upon which the Closing occurs is hereinafter referred to as the "Closing Date." The Closing shall be deemed completed as of 12:01 a.m. Eastern Time on the morning of the Closing Date.

    2.02  Sellers' Deliveries.  At or prior to the Closing, Sellers shall deliver to Purchaser each of the following:

         (i) the Conveyance Documents;

        (ii) the resignations of all the officers and directors of DCA requested by Purchaser;

        (iii) the stock book, stock ledger, minute books and corporate seal of DCA;

        (iv) a certificate executed by an authorized officer of InterDent, on behalf of InterDent, to the effect that the conditions set forth in Sections 6.02(a) and 6.02(c) have been satisfied;

        (v) possession of all originals and copies of agreements, instruments, documents, deeds, books, records, files and other data and information within the possession of Sellers or any of their Affiliates pertaining to DCA or the Dental Practices (collectively, the "Records"); provided, however, that Sellers may retain (1) copies of any tax returns and copies of Records relating thereto; (2) copies of any Records that Sellers are reasonably likely to need for complying with requirements of law; and (3) copies of any Records that in the reasonable opinion any Seller will be required in connection with the performance of its obligations under Article VIII hereof; and

        (vi) evidence satisfactory to Purchaser that Purchaser's designees shall be the only authorized signatories with respect to DCA's and the Dental Practices' various accounts, credit lines, safe deposit boxes or vaults.

    2.03  Purchaser's Deliveries.  At or prior to the Closing, Purchaser shall deliver to InterDent:

         (i) the Purchase Price;

        (ii) a certificate executed by an authorized officer of Purchaser, on behalf of Purchaser, to the effect that the conditions set forth in Section 6.01(b) have been satisfied;

        (iii) an instrument of assumption with respect to the Assumed Obligations, in form and scope reasonably satisfactory to InterDent; and

        (iv) the resignations of Messrs. Matzkin, Nichols and Olan as officers of InterDent and as officers or directors of any of its Subsidiaries (other than DCA) as requested by InterDent.

ARTICLE III.—REPRESENTATIONS AND WARRANTIES OF INTERDENT

    InterDent hereby represents and warrants to Purchaser that:

    3.01  Corporate Existence and Qualification.  Each Seller and DCA is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation; each Seller and DCA has the corporate power to own, manage, lease and hold its Properties and to carry on its business as and where such Properties are presently located and such business is presently conducted; and each Seller and DCA is in good standing and qualified to do business as a foreign corporation in each jurisdiction in which the failure to be in good standing and qualified to do business would have a material adverse effect on such Seller or DCA.

    3.02  Authority, Approval and Enforceability.  This Agreement has been duly executed and delivered by each Seller, and each Seller has all requisite power and legal capacity to execute and deliver this Agreement and all Collateral Agreements executed and delivered or to be executed and delivered in connection with the transactions provided for hereby, to consummate the transactions contemplated hereby and by the Collateral Agreements, and to perform its obligations hereunder and under the Collateral Agreements. This Agreement and each Collateral Agreement to which a Seller is a party has or will be duly and validly authorized and approved by all corporate action necessary and each constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of such Seller, enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, moratorium, or other laws and judicial decisions from time to time in effect which affect creditors' rights generally.

    3.03  Capitalization and Corporate Records.

      (a) DCA's authorized capital stock consists solely of 1,000 shares of common stock, par value $0.01 per share, of which 100 shares are issued and outstanding. All issued and outstanding shares of DCA's capital stock are owned beneficially and of record by InterDent, free and clear of any and all Liens. Any outstanding shares of DCA issued on or after March 12, 1999 (the "Acquisition Date") are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of (i) any preemptive or other rights of any Person to acquire securities of DCA, or (ii) any applicable federal or state securities laws, and the rules and regulations promulgated thereunder (collectively, the "Securities Laws"). There are no outstanding subscriptions, options, convertible securities, rights (preemptive or otherwise), warrants, calls or agreements relating to any shares of capital stock of DCA entered into or created on or since the Acquisition Date. Upon delivery to Purchaser at the Closing of the Conveyance Documents, good and valid title to the Shares will pass to Purchaser, free and clear of all Liens of any kind, other than those arising from acts of Purchaser.

      (b) The copies of the charter and bylaws of DCA provided to Purchaser are true, accurate, and complete and reflect all amendments made on or since the Acquisition Date through the date of this Agreement. DCA's stock and minute books made available to Purchaser for review were, as of the date of such review, correct and complete as to all matters occurring on or since the Acquisition Date, no further entries have been made through the date of this Agreement, and such minute books contain an accurate record of all shareholder and corporate actions of the shareholders and directors (and any committees thereof) of DCA taken by written consent or at a meeting on or since the Acquisition Date. All corporate actions taken by DCA on or since the Acquisition Date have been duly authorized or ratified. All accounts, books, ledgers and official and other records of DCA since the Acquisition Date fairly and accurately reflect all of DCA's transactions, properties, assets and liabilities since the Acquisition Date.

      (c) Except for the Subsidiaries of DCA listed on Schedule 3.03(c), DCA does not own, directly or indirectly, any outstanding voting securities of or other interests in any other corporation, partnership, joint venture or other business entity. Schedule 3.03(c) hereto sets forth the name of each Subsidiary of DCA, and, with respect to each Subsidiary, the jurisdiction in which it is incorporated or organized, the number of shares of its authorized capital stock, the names of all stockholders or other equity owners and the number of shares of stock owned by each stockholder or the amount of equity owned by each equity owner. The outstanding shares of capital stock or equity interests of each Subsidiary issued on or since the Acquisition Date are validly issued, fully paid and non-assessable, and all shares or other equity interests of each Subsidiary represented as being owned by DCA or another Subsidiary of DCA are owned by it free and clear of any and all Liens except as set forth in Schedule 3.03(c) hereto. There is no existing option, warrant, call, convertible security, commitment or agreement to which any Subsidiary is a party entered into or created on or since the Acquisition Date requiring, the issuance of any additional shares of capital stock or other equity interests of any Subsidiary. Each Subsidiary is a validly existing corporation or other entity in good standing under the laws of the jurisdiction of its incorporation or organization and is duly qualified to do business and is in good standing under the laws of (i) each jurisdiction in which it owns or leases real property and (ii) each other jurisdiction in which the conduct of its business or the ownership of its assets requires such qualification. Each Subsidiary has all requisite corporate power and authority to own its properties and carry on its business as presently conducted.

    3.04  Defaults and Consents.

      (a) Except as otherwise set forth in Schedule 3.04 hereto, the execution and delivery of this Agreement and the Collateral Agreements by each Seller and the performance by each Seller of its obligations hereunder and thereunder will not violate any Legal Requirement or any indenture, agreement or other instrument to which any Seller or DCA is a party, or by which the properties or assets of any Seller or DCA are bound or affected, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under, any such indenture, agreement or other instrument, in each case except to the extent that such violation, default or breach could not reasonably be expected to materially delay or otherwise significantly impair the ability of the parties to consummate the transactions contemplated hereby.

      (b) Except as otherwise set forth in Schedule 3.04 attached hereto, neither the execution and delivery of this Agreement nor the carrying out of any of the transactions contemplated hereby will:

         (i) violate or conflict with any of the terms, conditions or provisions of the charter or bylaws of any Seller or DCA;

        (ii) violate any Legal Requirements applicable to the Assets, any Seller or DCA which violation could be reasonably expected to have a material adverse effect on the business, operations, prospects, Properties, results of operations or financial condition of (i) DCA or (ii) the Assets taken as a whole (a "DCA Material Adverse Effect");

        (iii) violate, conflict with, result in a breach of, constitute a default under (whether with or without notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, each, a "Breach", or give any other party the right to terminate, any Contract or Permit binding upon or applicable to DCA, or the Assets or, to the Knowledge of InterDent, the Dental Practices which Breach could be reasonably expected to have a DCA Material Adverse Effect;

        (iv) result in the creation of any Lien on any Properties of any Seller or DCA; or

        (v) require any Seller, DCA or, to the Knowledge of InterDent, Dental Practice to obtain or make any waiver, consent, action, approval or authorization of, or registration, declaration, notice or filing with, any private non-governmental third party or any Governmental Authority.

    3.05  Title; No Liens.  Each Seller has good and marketable title to each and every one of the Assets owned thereby, whether tangible or intangible, and at the Closing each Seller will transfer and convey to Purchaser, and Purchaser will acquire good and marketable title to such Assets, free and clear of any and all liens, mortgages, security interests, pledges, charges and other similar encumbrances other than Liens arising with respect to Assumed Obligations.

    3.06  No Proceedings.  No suit, action or other proceeding is pending or, to the Knowledge of InterDent, threatened before any Governmental Authority seeking to restrain any Seller or DCA or prohibit any Seller's entry into this Agreement or prohibit the Closing, or seeking damages against any Seller or DCA or their respective Properties as a result of the consummation of this Agreement.

    3.07  Employee Benefit Matters.

      (a) Pursuant to Section 5.14, Sellers have delivered or made available to Purchaser true, correct and complete copies of each of the following, if any, which is sponsored, maintained or contributed to by any Seller or DCA for the benefit of the employees or agents of DCA or the Dental Practices, which has been so sponsored, maintained or contributed to at any time during the existence of (x) DCA on or since the Acquisition Date and (y) the Dental Practices:

         (i) each "employee benefit plan," as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA") (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA) ("Plan"); and,

        (ii) each personnel policy, employee manual or other written statements of rules or policies concerning employment, stock option plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation and sick leave policy, severance pay policy or agreement, deferred compensation agreement or arrangement, consulting agreement, employment contract, workers' compensation plan or agreement, and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in Section 3.07(a)(i) ("Benefit Program or Agreement").

      (b) True, correct and complete copies of each of the Plans (if any), and related trusts, if applicable, including all amendments thereto, have been furnished or made available to Purchaser. There has also been furnished or made available to Purchaser, with respect to each Plan required to file such report and description, the three most recent reports on Form 5500 and the summary plan description.

      (c) (i) No Seller or DCA contributes to or has an obligation to contribute to, and no Seller or DCA has at any time contributed to or had an obligation to contribute to, and no Seller or DCA has any actual or contingent liability under a multiemployer plan within the meaning of Section 3(37) of ERISA ("Multiemployer Plan"), a single-employer defined benefit plan within the meaning of Section 3(35) of ERISA or a plan subject to the minimum funding standards set forth in Section 302 of ERISA and Section 412 of the Code ("Pension Plan"), or a multiple employer plan within the meaning of Section 413(b) and (c) of the Code.

        (ii) Each Seller and DCA has substantially performed all obligations, whether arising by operation of law or by contract, required to be performed by it in connection with the Plans and the Benefit Programs and Agreements, including, without limitation, the timely transfer to the Plans or a trust therefor all amounts deducted from compensation payable to employees of DCA and the Practices in connection with such Plans and all matching funds or other employer contributions required to be made to the Plans, or has timely corrected and, as necessary, reported any instances of noncompliance and to the Knowledge of InterDent, there have been no defaults or violations by any other party to the Plans or Benefit Programs or Agreements that have not been corrected;

        (iii) Each Plan complies as to form and has been operated in accordance with its terms and all applicable Legal Requirements; and

        (iv) Neither the execution and delivery of this Agreement nor the consummation of any or all of the transactions contemplated hereby will to the Knowledge of InterDent: (A) entitle any current or former employee of any of the Dental Practices to severance pay, unemployment compensation or any similar payment, (B) accelerate the time of payment or vesting or increase the amount of any compensation due to any such employee or former employee, or (C) directly or indirectly result in any payment made to or on behalf of any person to constitute a "parachute payment" within the meaning of Section 280G of the Code.

    3.08  Financial Statements; Liabilities; Accounts Receivable; Inventories.

      (a) Pursuant to Section 5.14, InterDent shall deliver to Purchaser true and complete copies of (i) Financial Statements with respect to DCA as of and for the years ended December 31, 1998, 1999 and 2000, and as of and for the one month ended January 31, 2001 (the "DCA Financial Statements") and (ii) Balance Sheets and Statements of Operations with respect to the Dental Practices for the year ended December 31, 2000 and the one month ended January 31, 2001 (collectively, the "Financial Statements"). To the Knowledge of InterDent, all of such Financial Statements present fairly the financial condition and results of operations of the entities for the dates or periods indicated thereon and all of the DCA Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated.

      (b) Except for (i) the liabilities reflected on the January 31, 2001 balance sheets included with the Financial Statements, (ii) trade payables and accrued expenses incurred since December 31, 2000 in the ordinary course of business, none of which are material, and (iii) executory contract obligations under Transferred Contracts (other than those with respect to items set forth in the preceding clause (ii)), none of DCA and, to the Knowledge of InterDent, the Dental Practices has any liabilities or obligations (whether accrued, absolute, contingent, known, unknown or otherwise, and whether or not of a nature required to be reflected or reserved against in a balance sheet in accordance with GAAP) which, individually or in the aggregate, would have a DCA Material Adverse Effect.

      (c) To the Knowledge of InterDent, the accounts receivable reflected on the January 31, 2001 balance sheets included in the Financial Statements referenced in Section 3.08(a) and all of the Sellers' (with respect to the Dental Practices) and DCA's accounts receivable arising since January 31, 2001 (the "Balance Sheet Date") arose from bona fide transactions in the ordinary course of business, are current and collectible net of reserves shown on the January 31, 2001 financial statements. No such account has been assigned or pledged to any other Person by InterDent or any Seller, or to the Knowledge of InterDent, by any prior owner of the Assets or any other third party.

      (d) Except as provided in Schedule 3.08(d), each of the Sellers, the Dental Practices and DCA has and will have as of the Closing Date legal and beneficial ownership of their Properties, free and clear of any and all Liens other than Permitted Liens.

    3.09  Absence of Certain Changes.

      (a) Since the Balance Sheet Date, there has not been any event, circumstance or change that had or could reasonably be expected to have a DCA Material Adverse Effect including without limitation any termination of any third party payor agreement pursuant to which (i) DCA receives or (ii) the Dental Practices taken as a whole, receive a material portion of its or their revenue.

      (b) Since the Balance Sheet Date, none of Sellers, DCA, or to the Knowledge of InterDent, the Dental Practices has done any of the following:

         (i) purchased any securities of any Person;

        (ii) created, incurred, assumed, guaranteed or otherwise become liable or obligated with respect to any indebtedness, or made any loan or advance to, or any investment in, any person, except in each case in the ordinary course of business;

        (iii) made any change in any existing election, or made any new election, with respect to any tax law in any jurisdiction which election could have a material adverse effect on the tax treatment of any Dental Practice or DCA or any Dental Practice's or DCA's business operations;

        (iv) entered into, amended or terminated any material agreement;

        (v) sold, transferred, leased, mortgaged, encumbered or otherwise disposed of, or agreed to sell, transfer, lease, mortgage, encumber or otherwise dispose of, any Properties except (i) in the ordinary course of business, or (ii) pursuant to any Transferred Contract;

        (vi) settled any claim or litigation, or filed any motions, orders, briefs or settlement agreements in any proceeding before any Governmental Authority or any arbitrator;

       (vii)  made any payment to any Affiliate or forgiven any indebtedness due or owing from any Affiliate;

       (viii)  engaged in any one or more activities or transactions with an Affiliate outside the ordinary course of business on less than on arms length terms;

        (ix) declared, set aside or paid any dividends, or made any distributions or other payments in respect of its equity securities, or repurchased, redeemed or otherwise acquired any such securities; or

        (x) committed to do any of the foregoing.

    3.10  Compliance with Laws.  Except as otherwise set forth in Schedule 3.10, DCA and, to the Knowledge of InterDent, each of the Dental Practices is and has been in compliance in all respects with any and all Legal Requirements applicable thereto, other than failures to so comply that have not had or could not be reasonably expected to have a DCA Material Adverse Effect. Without limiting the generality of the foregoing, none of Sellers with respect to the Dental Practices or DCA has received notice of any and, to the Knowledge of InterDent, there is no pending or threatened, claim, action, suit, investigation or proceeding that could reasonably be expected to result in a finding that it is not or has not been in compliance with Legal Requirements relating to (a) employment, safety and health, (b) environmental protection, building, zoning and land use or (c) the practice of dentistry.

    3.11  Litigation.  Except as otherwise set forth in Schedule 3.11, there are no claims, actions, suits, investigations or proceedings against any Seller, DCA or, to the Knowledge of InterDent, any Dental Practice pending or, to the Knowledge of InterDent, threatened in any court or before or by any Governmental Authority, or before any arbitrator, that could reasonably be expected to have a DCA Material Adverse Effect (whether covered by insurance or not). Schedule 3.11 also includes a true and correct listing of all material actions, suits, investigations, claims or proceedings that were pending, settled or adjudicated with respect to DCA since the Acquisition Date and with respect to the Dental Practices since August 28, 2000 and specifies whether each such item shall be the responsibility of Purchaser or InterDent subsequent to the Closing Date.

    3.12  Real Property.

      (a) None of the Sellers owns any real property used by the Dental Practices.

      (b) To the Knowledge of InterDent, Purchaser has previously received true and correct copies of all leases, licenses or similar agreements ("Leases") relating to any Dental Practice's use or occupancy of real estate owned by a third party (the "Leased Premises"). To the Knowledge of InterDent, the Leases and all guaranties with respect thereto, are in full force and effect and have not been amended in writing or otherwise, and no Seller, or to the Knowledge of InterDent, any other party thereto is in default or breach under any such Lease. To the Knowledge of InterDent, no event has occurred which, with the passage of time or the giving of notice or both, would cause a material breach of or default under any of the Leases by any Seller. None of Sellers and its agents and employees has received written notice of any claimed abatements, offsets, defenses or other claims for relief or adjustment with respect to such Leases.

      (c) With respect to each of the Leased Premises, as applicable: (i) to the Knowledge of InterDent, each Seller has a valid leasehold interest in the Leased Premises, free and clear of any Liens or title defects that have had or could have a material adverse effect on a Dental Practice's use and occupancy of the Leased Premises; (ii) to the Knowledge of InterDent, the portions of the buildings located on the Leased Premises that are used in the business of the Dental Practices are each in good repair and condition, normal wear and tear excepted, and are in the aggregate sufficient to satisfy the Dental Practices' current and reasonably anticipated normal business activities as conducted thereon and, (iii) none of Sellers has received notice of (a) any condemnation, eminent domain or similar proceeding affecting any portion of the Leased Premises or any access thereto, and, to the Knowledge of InterDent, no such proceedings are contemplated, (b) any special assessment or pending improvement liens to be made by any governmental authority which may affect any of the Leased Premises, or (c) any violations of building codes and/or zoning ordinances or other governmental regulations with respect to the Leased Premises.

    3.13  Commitments.

      (a) Except as otherwise set forth in Schedule 3.13(a) and other than any item described below or entered into by DCA prior to the Acquisition Date, none of Sellers caused DCA or any Dental

  Practice to be, a party to or bound by any of the following, which was not known to Steven R. Matzkin, Mitchell Olan or David Nichols to his actual knowledge, whether written or oral:

         (i) any Contract that cannot by its terms be terminated by such Seller, Dental Practice or DCA, as applicable, with 30 days' or less notice without penalty or whose term continues beyond one year after the date of this Agreement;

        (ii) contract or commitment for capital expenditures by such Seller, Dental Practice or DCA, as applicable, in excess of $25,000 per calendar quarter in the aggregate;

        (iii) lease or license with respect to any Properties, real or personal, whether as landlord, tenant, licensor or licensee;

        (iv) agreement, contract, indenture or other instrument relating to the borrowing of money or the guarantee of any obligation or the deferred payment of the purchase price of any Properties;

        (v) partnership agreement;

        (vi) contract with any Affiliate of such Seller, Dental Practice or DCA, as applicable, relating to the provision of goods or services by or to any Seller, Dental Practice or DCA;

       (vii)  agreement for the sale of any assets that in the aggregate have a net book value on such Seller's, or DCA's, as applicable, books of greater than $15,000;

       (viii)  agreement that purports to limit such Seller's, Dental Practice's or DCA's, as applicable, freedom to compete freely in any line of business or in any geographic area;

        (ix) preferential purchase right, right of first refusal, or similar agreement;

        (x) any contract for or related to the management of dental practices; or

        (xi) other Contract that is material to the business of (i) the Dental Practices taken as a whole or (ii) DCA, as applicable.

      (b) All of the Transferred Contracts are valid, binding and in full force and effect, and none of Sellers and DCA has been notified or advised by any party thereto of such party's intention or desire to terminate or modify any such Transferred Contract in any respect. None of Sellers and DCA and to the Knowledge of InterDent, the Dental Practices or any other party, is in breach of any of the terms or covenants of any Transferred Contract. Following the Closing, DCA or to the Knowledge of InterDent the Dental Practices, as the case may be, will be entitled to all of the benefits currently held by the Sellers, DCA and the Dental Practices under each Transferred Contract, pursuant to which DCA or any such Dental Practice is a party or which is being conveyed to Purchaser as part of the Assets.

      (c) None of Sellers, DCA or, to the Knowledge of InterDent, the Dental Practices is a party to or bound by any Contract or Contracts the terms of which were arrived at by or otherwise reflect less-than-arm's-length negotiations or bargaining.

    3.14  Insurance.  Pursuant to Section 5.14, Sellers are delivering to Purchaser a complete and correct list of all insurance policies (including, without limitation, fire, liability, product liability, workers' compensation and vehicular) presently in effect that relate to (i) DCA or (ii) maintained by any Seller relating to the Dental Practices or their Properties, including the amounts of such insurance and annual premiums with respect thereto, all of which have been in full force and effect from and after the date(s) set forth on such list. Such policies are sufficient for compliance by DCA and Sellers with all applicable material Legal Requirements and all material Contracts. None of the insurance carriers has indicated to any Seller or DCA, an intention to cancel any such policy or to materially increase any insurance premiums (including, without limitation, workers' compensation premiums), or that any insurance required to be listed on the list provided by Sellers pursuant to Section 5.14 will not be available in the future on substantially the same terms as currently in effect. None of Sellers, or DCA has a claim involving DCA or any of the Dental Practices pending or anticipated against any of its insurance carriers under any of such policies and, to the Knowledge of InterDent, there has been no actual or alleged occurrence of any kind involving DCA or any of the Dental Practices which could reasonably be expected to give rise to any such claim; and no insurance company has asserted that any such claim is not covered by the applicable policy relating to such claim.

    3.15  Intangible Rights.  Set forth on Schedule 3.15 is a list and description of all material trademarks, service marks, trade names, brands and copyrights (whether or not registered and, if applicable, including pending applications for registration) owned, used, licensed or controlled by DCA, any Seller and, to the Knowledge of InterDent, the Dental Practices. Upon the Closing, DCA or the Purchaser shall own or have the right to use any and all information, know-how, trade secrets, patents, copyrights, trademarks, tradenames, software, formulae, methods, processes and other intangible properties that are customarily used by the Dental Practices or the Sellers primarily in connection with (x) the management of the Dental Practices or (y) the ownership, management or operation of the Properties ("Intangible Rights") including, but not limited to, the Intangible Rights listed on Schedule 3.15; provided, however that the Purchaser shall not own or have the right to directly use any tradenames, the ownership or direct use of which would violate any corporate practice of medicine statute or similar Law. Except as set forth on Schedule 3.15, (i) to the Knowledge of InterDent, no royalties, honorariums or fees are payable by any Dental Practice to any Person by reason of the ownership or use of any of the Intangible Rights; (ii) there have been no claims made against any Seller or, to the Knowledge of InterDent, any Dental Practice asserting the invalidity, abuse, misuse, or unenforceability of any of the Intangible Rights; and (iii) none of Sellers and, to the Knowledge of InterDent, the Dental Practices has received any notice that it is in conflict with or infringing upon the asserted intellectual property rights of others in connection with the Intangible Rights, and neither the use of the Intangible Rights nor the operation of the Dental Practices' businesses is, to the Knowledge of InterDent, infringing or has infringed upon any intellectual property rights of others.

    3.16  Intentionally Omitted.

    3.17  Permits; Environmental Matters.

      (a) To the Knowledge of InterDent, DCA has all Permits necessary to own, operate, use and/or maintain its Properties and to conduct its business and operations as presently conducted and as expected to be conducted in the future other than those Permits the absence of which would not have a DCA Material Adverse Effect. All such Permits are in effect, no proceeding is pending or, to the Knowledge of InterDent, threatened to modify, suspend or revoke, withdraw, terminate, or otherwise limit any such Permits, and no administrative or governmental actions have been taken or, to the Knowledge of InterDent, threatened in connection with the expiration or renewal of such Permits which could have a DCA Material Adverse Effect. No violations have occurred that remain uncured, unwaived, or otherwise unresolved, or are occurring in respect of any such Permits, other than violations which would not have a DCA Material Adverse Effect, and no circumstances exist that would prevent or delay the obtaining of any requisite consent, approval, waiver or other authorization of the transactions contemplated hereby with respect to such Permits that by their terms or under applicable law may be obtained only after Closing.

      (b) There are no claims, liabilities, investigations, litigation, administrative proceedings, whether pending or, to the Knowledge of InterDent, threatened, or judgments or orders relating to any Hazardous Materials (collectively called "Environmental Claims") asserted or threatened against any Seller or DCA relating to any real property currently or formerly owned, leased or otherwise used by DCA or any Dental Practice. To the actual knowledge of Michael Fiore, Theodore Van Eerden, Norman Huffaker, Kevin Boie and Kenneth Davis, none of the Dental Practices, any prior owner, lessee or operator of said real property, has caused or permitted or been alleged to have caused or permitted any Hazardous Material to be used, generated, reclaimed, transported, released, treated, stored or disposed of in a manner which could form the basis for an Environmental Claim against any Seller, DCA, any Dental Practice or Purchaser.

    3.18  Intentionally Omitted.

    3.19  Fraud and Abuse.  None of (i) the Sellers (with respect to the Dental Practices) and (ii) DCA (since the Acquisition Date) has engaged in any activities which are prohibited under the applicable provisions of the Criminal False Claims Statute (18 U.S.C. Sections 286, 287, 371, 699, 982, 1035, 1341, 1345(a)(2), 1347, 1518, 1956(c)(7), and 3486), the Civil False Claims Act (31 U.S.C. Sections 3729 and 3730), the Medicare-Medicaid Antifraud and Abuse Laws (including the Anti-kickback provision)(Section 1128B of the Social Security Act, 42 U.S.C. 1320a-7b), the Physician Ownership Referral Restrictions laws (Section 1877 of the Social Security Act, 42 U.S.C. 1395nn, commonly referred to as "Stark") and the Civil Money Penalties and Assessments Law (Section 1128A of the Social Security Act, 42 U.S.C. 1320a-7a), or any similar state laws and regulations (collectively, "Healthcare Law"), or which are prohibited by rules of professional conduct including, but not limited to, the following: (a) knowingly and willfully making or causing to be made a false statement or representation in any application for any benefit or payment; (b) knowingly and willfully making or causing to be made any false statement or representation for use in determining rights to any benefit or payment; (c) any failure to disclose knowledge of the occurrence of any material event affecting the initial or continued right to any benefit or payment on its own behalf or on behalf of another, with the intent to fraudulently secure such benefit or payment; and (d) knowingly and willfully soliciting or receiving any remuneration (including and kickback, bribe or rebate) directly or indirectly, overtly or covertly, in cash or in kind, or offering to pay or receive such remuneration (i) in return for referring an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid or (ii) in return for purchasing, leasing or ordering or arranging for, or recommending, purchasing, leasing or ordering any good, facility, service or item for which payment may be made in whole or in part by Medicare or Medicaid.

    3.20  Absence of Certain Business Practices.  None of (i) the Sellers on behalf of or with respect to (x) DCA or (y) to the Knowledge of InterDent, any of the Dental Practices, and/ or (ii) DCA (since the Acquisition Date), has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer, supplier, or third party payor, or any employee or agent of any customer, supplier or third party payor, or (b) directly or indirectly given or agreed to give any money, gift or similar benefit to any customer, supplier, or third party payor, or any employee or agent of any customer, supplier or third party payor, any official or employee of any government, or any political party or candidate for office, or other Person who was, is or may be in a position to help or hinder its business (or assist it in connection with any actual or proposed transaction), in each case which (i) may subject it to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, may have had an adverse effect on its assets, business, operations or prospects, or (iii) if not continued in the future, may adversely affect its assets, business, operations or prospects.

    3.21  Other Information.  None of the representations and warranties furnished by InterDent and its Affiliates to Purchaser pursuant to (i) this Agreement (including the exhibits hereto and the Schedules identified herein) and (ii) the certificates and other documents to be executed or delivered pursuant hereto by InterDent or any other Seller at or prior to the Closing) is not, nor at the Closing will be, false or misleading in any material respect, or contains, or at the Closing will contain, any misstatement of material fact, or omits, or at the Closing will omit, to state any material fact required to be stated in order to make the statements therein not misleading.

ARTICLE IV.—REPRESENTATIONS AND WARRANTIES OF PURCHASER

    Purchaser hereby represents and warrants to InterDent that:

    4.01  Corporate Existence and Qualification.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida; has the corporate power to own, manage, lease and hold its properties and to carry on its business as and where such properties are presently located and such business is presently conducted; and is duly qualified to do business and is in good standing as a foreign corporation in each of the jurisdictions where the character of its properties or the nature of its business requires it to be so qualified.

    4.02  Authority, Approval and Enforceability.  This Agreement has been duly executed and delivered by Purchaser and Purchaser has all requisite power and legal capacity to execute and deliver this Agreement and all Collateral Agreements executed and delivered or to be executed and delivered by Purchaser in connection with the transactions provided for hereby, to consummate the transactions contemplated hereby and by the Collateral Agreements, and to perform its obligations hereunder and under the Collateral Agreements. The execution and delivery of this Agreement and the Collateral Agreements and the performance of the transactions contemplated hereby and thereby will be duly and validly authorized and approved by all corporate action necessary on behalf of Purchaser. This Agreement and each Collateral Agreement to which Purchaser is a party constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, moratorium, or other laws and judicial decisions from time to time in effect which affect creditors' rights generally.

    4.03  No Default or Consents.  Neither the execution and delivery of this Agreement nor the carrying out of the transactions contemplated hereby will:

         (i) violate or conflict with any of the terms, conditions or provisions of Purchaser's Articles of Incorporation or bylaws;

        (ii) violate any Legal Requirements applicable to Purchaser;

        (iii) violate, conflict with, result in a breach of, constitute a default under (whether with or without notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or give any other party the right to terminate, any contract or Permit applicable to Purchaser;

        (iv) result in the creation of any Lien on any property of Purchaser; or

        (v) require Purchaser to obtain or make any waiver, consent, action, approval or authorization of, or registration, declaration, notice or filing with, any private non-governmental third party or any Governmental Authority.

    4.04  No Proceedings.  No suit, action or other proceeding is pending or, to Purchaser's knowledge, threatened before any Governmental Authority seeking to restrain Purchaser or prohibit its entry into this Agreement or prohibit the Closing, or seeking Damages against Purchaser or its properties as a result of the consummation of this Agreement.

    4.05  Investment Matters.  Purchaser is taking the Shares for investment purposes and not with a view to a distribution thereof. Purchaser is an "accredited investor" as such term is defined for purposes of Regulation D under the Securities Act and has sufficient knowledge and sophistication to evaluate an investment in the Shares. Purchaser acknowledges that the Shares have not been registered for resale under the Securities Act or the laws of any other jurisdiction and that notwithstanding anything contained herein to the contrary, the certificates representing the Shares may be endorsed with an appropriate legend to such effect.

ARTICLE V.—OBLIGATIONS PRIOR TO CLOSING

    From the date of this Agreement through the Closing (other than Section 5.09 which shall continue after the Closing in accordance with its terms):

    5.01  Purchaser's Access to Information and Properties.  Sellers and DCA shall permit Purchaser and its authorized employees, agents, accountants, legal counsel and other representatives to have access to the books, records, employees, counsel, accountants, engineers and other representatives of Sellers, DCA and the Dental Practices at all times reasonably requested by Purchaser for the purpose of conducting an investigation of DCA's and each Dental Practice's financial condition, corporate status, operations, prospects, business and Properties. InterDent shall make available to Purchaser for examination and reproduction all documents and data of every kind and character relating to DCA or the Dental Practices in possession or control of, or subject to reasonable access by, InterDent or any of its Affiliates, including, without limitation, all files, records, data and information relating to the Properties (whether stored in paper, magnetic or other storage media) and all agreements, instruments, contracts, assignments, certificates, orders, and amendments thereto. Also, Sellers and DCA shall allow Purchaser access to, and the right to inspect, the Properties, except to the extent that such Properties are operated by a third-party operator, in which case each of Sellers and DCA shall use its commercially reasonable efforts to cause the operator of such Properties to allow Purchaser access to, and the right to inspect, such Properties.

    5.02  Conduct of Business and Operations.  InterDent shall keep Purchaser advised as to all material operations and proposed material operations relating to DCA and the Dental Practices. InterDent shall cause DCA and the Sellers to (a) conduct their respective businesses in the ordinary course, including, without limitation the retention and management of cash (b) keep available the services of present employees, (c) maintain and operate the Properties in a good and workmanlike manner, (d) pay or cause to be paid all costs and expenses (including but not limited to insurance premiums) incurred in connection therewith in a timely manner, (e) use commercially reasonable efforts to keep all Transferred Contracts in full force and effect, (f) comply with all of the covenants contained in all such material Contracts, (g) maintain in force until the Closing Date insurance policies (subject to the provisions of Section 5.07) equivalent to those in effect on the date hereof, and (h) comply in all material respects with all applicable Legal Requirements. Except as otherwise contemplated in this Agreement, InterDent and its Affiliates will use their commercially reasonable efforts to preserve their present relationships with Persons having significant business relations therewith.

    5.03  General Restrictions.  Except as otherwise expressly permitted in this Agreement, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, none of the Sellers (with respect to (x) DCA or (y) any of the Dental Practices (to the extent any Seller has a contractual right to cause or restrict any action by the Dental Practices)) and DCA shall:

         (i) permit or cause DCA or any of the Dental Practices to declare, set aside or pay any dividends, or make any distributions or other payments in respect of its equity securities, or repurchase, redeem or otherwise acquire any such securities or otherwise use, deplete or otherwise convert to the use of any Seller any cash or cash equivalents of DCA or generated from the Dental Practices (collectively, "DCA Cash") other than the use of DCA Cash to pay operating expenses of DCA and the Dental Practices in the ordinary course of business or as agreed upon by the parties pursuant to Section 6.01(j) and 6.02(u);

        (ii) permit or cause DCA or any of the Dental Practices to merge into or with or consolidate with, any other corporation or acquire the business or assets of any person;

        (iii) permit or cause DCA or any of the Dental Practices to purchase any securities of any Person;

        (iv) permit or cause DCA or any of the Dental Practices to amend its charter or bylaws;

        (v) permit or cause DCA or any of the Dental Practices to issue any capital stock or other securities, or grant, or enter into any agreement to grant, any options, convertibility rights, other rights, warrants, calls or agreements relating to its securities;

        (vi) permit or cause DCA or any of the Dental Practices to create, incur, assume, guarantee or otherwise become liable or obligated with respect to any indebtedness, or make any loan or advance to, or any investment in, any Person, except in each case in the ordinary course of business;

       (vii)  permit or cause DCA or any of the Dental Practices to make any change in any existing election, or make any new election, with respect to any tax law in any jurisdiction which election could have a material adverse effect on the tax treatment or business operations of DCA or the tax treatment or business operations of the Dental Practices taken as a whole;

       (viii)  permit or cause DCA or any of the Dental Practices to enter into, amend or terminate any material agreement;

        (ix) permit or cause DCA or any of the Dental Practices to sell, transfer, lease, mortgage, encumber or otherwise dispose of, or agree to sell, transfer, lease, mortgage, encumber or otherwise dispose of, any Properties except (i) in the ordinary course of business, or (ii) pursuant to any Transferred Contract;

        (x) settle any material claim or litigation, or file any material motions, orders, briefs or settlement agreements in any proceeding before any Governmental Authority or any arbitrator affecting DCA or any of the Dental Practices;

        (xi) other than in the ordinary course of business consistent with past practices, permit or cause DCA or any of the Dental Practices to incur or approve, or enter into any agreement or commitment to make, any expenditures in excess of $25,000 (other than those required pursuant to any Transferred Contract);

       (xii)  maintain its books of account other than in the usual, regular and ordinary manner in accordance with generally accepted accounting principles and on a basis consistent with prior periods or make any change in any of its accounting methods or practices;

       (xiii)  permit or cause DCA or any of the Dental Practices to make any change, whether written or oral, to any agreement or understanding with any of the suppliers or customers;

       (xiv)  permit or cause DCA or any of the Dental Practices to accelerate or delay collection of any notes or accounts receivable in advance of or beyond their regular due dates or the dates when they would have been collected in the ordinary course of business consistent with past practices;

       (xv) delay or accelerate payment of any accrued expense, trade payable or other liability beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business consistent with past practices;

       (xvi)  allow its levels of inventory to vary in any material respect from the levels customarily maintained;

      (xvii)  adopt any Plan or Benefit Program or Agreement or increase the compensation payable to any employee (including, without limitation, any increase pursuant to any bonus, profit-sharing or other incentive plan or commitment), except for such increases as are made in accordance with existing company practices in the ordinary course of business;

      (xviii)  become a party to or bound by any of the arrangements described in Section 3.13(a), whether written or oral which, with respect to DCA, did not exist on the Acquisition Date or is not otherwise disclosed on Schedule 3.13(a);

       (xix)  engage in any one or more activities or transactions outside the ordinary course of business;

       (xx) enter into any transaction or make any commitment which could result in any of its representations, warranties or covenants contained in this Agreement not being true and correct after the occurrence of such transaction or event; or

       (xxi)  commit to do any of the foregoing.

    5.04  Notice Regarding Changes.  InterDent shall promptly inform Purchaser in writing of any change in facts and circumstances that could render any of the representations and warranties made herein by InterDent inaccurate or misleading if such representations and warranties had been made upon the occurrence of the fact or circumstance in question. Purchaser shall promptly inform the InterDent in writing of any change in facts and circumstances that could render any of the representations and warranties made herein by it inaccurate or misleading if such representations and warranties had been made upon the occurrence of the fact or circumstance in question.

    5.05  Preferential Purchase Rights.  To the extent there are any parties entitled or who may become entitled to exercise preferential purchase or consent rights with respect to the transactions contemplated hereby, InterDent shall promptly use its commercially reasonable efforts to obtain the agreement in writing of such parties to waive or not exercise such rights, which request shall be in form reasonably satisfactory to and approved by Purchaser.

    5.06  Ensure Conditions Met.  Subject to the terms and conditions of this Agreement, each party hereto shall use all reasonable commercial efforts to take or cause to be taken all actions and do or cause to be done all things required under applicable Legal Requirements in order to consummate the transactions contemplated hereby, including, without limitation, (i) obtaining all Permits, authorizations, consents and approvals of any Governmental Authority or other Person which are required for or in connection with the consummation of the transactions contemplated hereby and by the Collateral Agreements, (ii) taking any and all reasonable actions necessary to satisfy all of the conditions to each party's obligations hereunder as set forth in Article VI, and (iii) executing and delivering all agreements and documents required by the terms hereof to be executed and delivered by such party on or prior to the Closing.

    5.07  Insurance Policies.  InterDent shall take all commercially reasonable actions necessary or appropriate to cause any and all insurance coverage currently carried by or for the benefit of DCA or any Dental Practice to remain in full force and effect, including, without limitation, with respect to workers' compensation and directors' and officers' liability coverage [or purchase "tail" policies providing coverage for all currently covered liabilities arising on or prior to the Closing Date as may be reasonably acceptable to Purchaser]; provided, however, that InterDent shall cooperate with Purchaser to cause termination as of the Closing Date of the insurance coverage identified in writing for this purpose by Purchaser to InterDent and InterDent shall take all actions reasonably necessary to discharge any and all liabilities or obligations of DCA or any Dental Practice arising with respect to any such coverage that is to be terminated hereunder. InterDent shall provide Purchaser with any and all historical information needed by Purchaser to obtain insurance subsequent to the Closing Date, including but not limited to, claims history, loss and incident reports and policy terms and limits.

    5.08  Casualty Loss.  If, between the date of this Agreement and the Closing, any of the Properties of any Seller, DCA or any Dental Practice shall be destroyed or damaged in whole or in part by fire, earthquake, flood, other casualty or any other cause, then InterDent shall, at Purchaser's election to the extent of available insurance proceeds received by InterDent with respect thereto, (i) cause such Properties to be repaired or replaced prior to the Closing with Properties of substantially the same condition and function, (ii) deposit in a separate account an amount sufficient to cause such Properties to be so repaired or replaced, or (iii) enter into contractual arrangements satisfactory to Purchaser so that DCA and the Assets will have at the Closing the same economic value as if such casualty had not occurred.

    5.09  Employee Matters.

      (a) From and after the Closing and until the earlier of (i) December 31, 2001 and (ii) the date requested by Purchaser (such earlier date, the "Separation Date"), InterDent and Sellers shall take all commercially reasonable actions necessary to permit the employees of DCA and the Dental Practices (the "DCA Employees," which term shall include all such employees hired by Purchaser and its Subsidiaries on or after the Closing) to remain as employees under the professional employer organization ("PEO") arrangements currently in effect and to keep in full force and effect as to the DCA Employees each Plan and Benefit Program in effect on the date of this Agreement. Purchaser shall reimburse InterDent or pay directly to such PEO or other sponsor of such Plans and Benefit Programs the costs thereof attributable to the DCA Employees. In the event that the foregoing is not commercially reasonable or upon the Separation Date, InterDent and the Sellers shall, as requested by Purchaser to the extent permitted by law, transfer to Purchaser or its designee or any analogous employee benefit plan maintained by or on behalf of Purchaser or any of its Affiliates the assets of any Plan or Benefit Program related to the DCA

  Employees and shall take all actions reasonably requested by Purchaser or as required by law to facilitate Plan roll-overs and transfers of benefits.

      (b) InterDent shall permit Purchaser to contact and make arrangements with DCA's and each Dental Practice's employees for the purpose of assuring their continued employment by DCA and the Dental Practices after the Closing and for the purpose of ensuring the continuity of the DCA's and each Dental Practice's business, and Sellers agree not to discourage any such employees from consulting with or becoming employed by Purchaser or any of its Affiliates.

      (c) InterDent shall use its commercially reasonable efforts to keep available the services of DCA's and each Dental Practice's present employees through the Closing Date.

    5.10  Hart-Scott-Rodino.  The parties hereto specifically agree to promptly prepare and file their respective Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), in accordance with applicable law, if such filings are required under applicable law with respect to this Agreement and the transactions contemplated hereby. Each of the parties hereto shall furnish to the others such information and assistance as any other party may reasonably request in connection with the preparation of any such HSR Act filings or submissions and provide the others with copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or any of its representatives, on the one hand, and any Governmental Authority or members of their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby. InterDent shall pay any required HSR Act filing fees.

    5.11  Assignments.  Prior to Closing, (a) InterDent shall request assignments, if necessary, of all Funded Indebtedness, which assignments shall contain payoff amounts and (b) InterDent shall provide Purchaser with evidence of satisfaction in full or release of all guarantees, notes, or obligations of DCA and each Dental Practice related to an obligation of a Person other than DCA or such Dental Practice.

    5.12  No Solicitation.

      (a) From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement, neither InterDent nor any of its Affiliates shall, nor shall InterDent or any of its Affiliates authorize or permit any of their respective Agents (as defined subsection (c) below) to (i) solicit, initiate, encourage (including by way of furnishing information or assistance) or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead, directly or indirectly, to any acquisition or purchase of a substantial amount of assets of, or any equity interest in, DCA, any of its Subsidiaries or the Assets or exchange offer, merger, consolidation, business combination, sale of substantially all assets, sale of securities, recapitalization, liquidation, dissolution or similar transaction involving DCA, any of its Subsidiaries or the Assets (other than the transactions contemplated by this Agreement) or any other material corporate transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated hereby (collectively, "Transaction Proposals") or (ii) propose, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other Person any information with respect to DCA's business, properties or assets or the Assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing; provided however, that the foregoing clauses (i) and (ii) shall not prohibit InterDent or its Affiliates from, (A) furnishing information pursuant to an appropriate confidentiality letter concerning DCA and its properties or assets or the Assets to a third party which has made an unsolicited Qualified Transaction Proposal (as defined below), or (B) engaging in discussions or negotiations with such a third party which has made an unsolicited Qualified Transaction Proposal, but in each case referred to in the foregoing clauses (A) and (B) only after the Board of Directors of InterDent concludes in good faith (x) upon the advice of outside counsel, that such action is necessary for the Board of Directors of InterDent to comply with its fiduciary obligations to its stockholders under applicable law and (y) that the third party which made the unsolicited Qualified Transaction Proposal has (or has a high likelihood of obtaining in a commercially reasonable time frame) the ability and the financial wherewithal to consummate a Superior Acquisition Proposal (as defined below). If the Board of Directors of InterDent receives a Transaction Proposal, then InterDent shall immediately (and in any event within 24 hours) inform Purchaser of the material terms and conditions of such proposal and the identity of the Person making it and shall keep Purchaser fully informed regarding any significant details or developments with respect to any such Transaction Proposal and of all significant steps it is taking in response to such Transaction Proposal.

      (b) In the event that prior to Closing, InterDent receives a Superior Acquisition Proposal which it desires to accept, it shall, provide Purchaser five days' prior written notice of such Superior Acquisition Proposal and a true and correct description of the material terms thereof and shall permit Purchaser to present and shall consider in good faith, adjustments proposed by Purchaser to the terms of the transactions contemplated hereby. In the event that the Board of Directors of InterDent (i) decides to accept a Superior Acquisition Proposal, or (ii) receives a letter from its financial advisor that such advisor cannot opine that the consideration to be paid pursuant hereto is fair to InterDent from a financial point of view, this Agreement shall terminate provided that InterDent shall not have theretofore violated the restrictions set forth in this Section 5.12, provides Purchaser with five days' prior written notice of either such event and shall have complied with the preceding sentence and in the case of a termination pursuant to clause (i) above (x) a majority of the disinterested members of the Board of Directors of InterDent shall have determined in good faith upon the advice of outside counsel that such action is necessary for the Board of Directors to comply with its fiduciary obligations to its stockholders under applicable law and (y) InterDent shall have paid to Purchaser, as a condition precedent to any such termination, a fee equal to any reasonable expenses incurred by Purchaser in connection with the transactions contemplated hereby, not to exceed $275,000 (the "Termination Fee").

      (c) For purposes of this Section 5.12, the following definitions shall apply:

         (i) "Agent" means, with respect to any Person, such Person's officers, directors, employees, attorneys, accountants, investment bankers, financial advisors or other representatives or agents.

        (ii) "Qualified Transaction Proposal" means a Transaction Proposal that the Board of Directors of InterDent determines in good faith after consultation with its outside financial advisors, is reasonably capable of being financed and is not subject to any material contingencies relating to financing. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in Section 5.12 by (or at the direction of) an officer, director of or any investment banker, attorney, accountant, Agent or other advisor or representative of InterDent or any of its Affiliates, whether or not such Person is purporting to act on behalf of InterDent, an Affiliate of InterDent or otherwise, shall be deemed to be a breach of this paragraph by InterDent. InterDent immediately shall cease and cause to be terminated all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, any Qualified Transaction Proposal.

        (iii) "Superior Acquisition Proposal" means a bona fide written Qualified Transaction Proposal on terms which a majority of the disinterested members of the Board of Directors of InterDent determines in their good faith judgment (after consultation with independent financial advisors) to be more favorable to InterDent and its stockholders than the transactions contemplated hereby and for which financing, to the extent required, is then fully committed or which, in the good faith judgment of a majority of such members (after consultation with independent financial advisors), is reasonably capable of being financed in a timely fashion by such third party.

    5.13  Financing.  Not later than April 10, 2001, Purchaser shall provide to InterDent a "highly confident" letter of one or more investment banking firms with respect to the equity portion and customary lender commitment letters with respect to the debt portion of such financing in form reasonably agreeable to InterDent (the "Financing").

    5.14  Deliveries of Sellers.  Not later than April 25, 2001, Sellers shall provide to Purchaser each of the following:

      (a) copies of the documents described in Section 3.07(a);

      (b) copies of the Financial Statements;

      (c) the list described in Section 3.14; and

      (d) the list and documents described in Section 8.01(c).

    5.15  Stock Options.  InterDent shall have provided all necessary amendments of stock options granted to Messrs. Matzkin, Nichols and Olan; and, if necessary, the relevant stock option plans and/or have entered into any agreements necessary to accomplish the following:

      (a)  Super Options.  500,000 of the 1,000,000 "Super Options" previously granted to Mr. Matzkin and all of the "Super Options" previously granted to Messrs. Nichols and Olan shall vest and remain exercisable at the same prices and on the same terms as currently in effect after the Closing Date for the full terms thereof, irrespective of any termination provisions.

      (b)  Other Stock Options.  All of the other vested options previously granted to Messrs. Matzkin, Nichols and Olan and held as of the Closing Date shall remain exercisable at the same prices and on the same terms as in effect on the date hereof for the full terms thereof, irrespective of any termination provisions.

      (c) All other options of Messrs. Matzkin, Nichols and Olan shall terminate in accordance with their terms (as if the employment with InterDent of Messrs. Matzkin, Nichols and Olan were terminated on the Closing Date).

ARTICLE VI.—CONDITIONS TO SELLERS' AND PURCHASER'S OBLIGATIONS

    6.01  Conditions to Obligations of Sellers.  The obligations of Sellers to carry out the transactions contemplated by this Agreement are subject, at the option of InterDent, to the satisfaction or waiver of the following conditions:

      (a) Purchaser shall have furnished InterDent with a certified copy of all necessary corporate action on its behalf approving its execution, delivery and performance of this Agreement.

      (b) All representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects at and as of the Closing, and Purchaser shall have performed and satisfied in all material respects all covenants and agreements required by this Agreement to be performed and satisfied by Purchaser at or prior to the Closing.

      (c) As of the Closing Date, no suit, action or other proceeding (excluding any such matter initiated by or on behalf of InterDent or its Affiliates) shall be pending or threatened before any Governmental Authority seeking to restrain any Seller or prohibit the Closing or seeking Damages against any Seller as a result of the consummation of this Agreement.

      (d) InterDent shall have received the opinion of Greenberg Traurig, P.A., counsel to Purchaser, dated as of the Closing Date, in form and substance reasonably satisfactory to the InterDent, to the effect of Sections 4.01, 4.02 and 4.03(i) and such other matters as InterDent may reasonably request. In rendering such opinion, Greenberg Traurig, P.A. may rely as to factual matters on certificates of officers and directors of Purchaser and on certificates of governmental officials.

      (e) InterDent shall have received written evidence, in form and substance satisfactory to InterDent, of (x) the termination or expiration of the HSR waiting period related to the transactions contemplated hereby, if applicable, and (y) the consent to the transactions contemplated by this Agreement of all governmental, quasi-governmental and private third parties (including, without limitation, persons or other entities leasing real or personal property to DCA or any Dental Practice) where the absence of any such consent would result in a violation of law or a breach or default under any agreement to which DCA or any Dental Practice is subject.

      (f)  InterDent shall have received an opinion from its financial advisors to the effect that the Purchase Price is fair to InterDent from a financial point of view.

      (g) InterDent shall not have received a Superior Acquisition Proposal and provided Purchaser with written notice of its intent to accept such Superior Acquisition Proposal.

      (h) InterDent shall have received all consents and approvals of its senior and subordinated debt holders necessary for it to consummate the transactions contemplated hereby.

      (i)  The parties hereto shall have agreed to the contents of Schedule 1.01(a)(iii)(B).

      (j)  The parties hereto shall have agreed upon the cash amount set forth in Item 8 to Schedule 1.01(a).

    6.02  Conditions to Obligations of Purchaser.  The obligations of Purchaser to carry out the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction, or waiver by Purchaser, of the following conditions:

      (a) All representations and warranties of InterDent contained in this Agreement shall be true and correct in all material respects at and as of the Closing (other than those representations and warranties that are not true and correct in all material respects as a result of facts or circumstances known to Steven R. Matzkin, Mitchell Olan or David Nichols on the date hereof) but disregarding any qualification of any such representations and warranties based upon the Knowledge of InterDent, and Sellers shall have performed and satisfied in all material respects all agreements and covenants required by this Agreement to be performed and satisfied by them at or prior to the Closing.

      (b) As of the Closing Date, no suit, action or other proceeding (excluding any such matter initiated by or on behalf of Purchaser) shall be pending or threatened before any court or governmental agency seeking to restrain Purchaser or prohibit the Closing or seeking Damages against Purchaser, any Seller, any Dental Practice or DCA or their Properties as a result of the consummation of this Agreement.

      (c) Since the Balance Sheet Date and up to and including the Closing, there shall not have been any event, circumstance, change or effect that, individually or in the aggregate, had or might have a DCA Material Adverse Effect.

      (d) Purchaser shall have received the opinion of Morrison & Foerster LLP, counsel to Sellers ("Sellers' Counsel"), dated as of the Closing Date, addressed to Purchaser and in form and substance reasonably satisfactory to Purchaser, to the effect of Sections 3.01, 3.02, 3.03, 3.04 and 3.11 hereof and such other matters as Purchaser may reasonably request. In rendering such opinion, Sellers' Counsel may rely as to factual matters on certificates of officers, directors and shareholders of Sellers and on certificates of governmental officials.

      (e) InterDent shall have furnished Purchaser with a certified copy of all necessary corporate action on behalf of and approving each Seller's and DCA's execution, delivery and performance of this Agreement.

      (f)  Except as expressly set forth herein, all agreements, commitments and understandings between DCA or any Dental Practice on the one hand, and InterDent or any Affiliate of InterDent, on the other hand, shall have been terminated in all respects on terms satisfactory to Purchaser, and all obligations, claims or entitlements thereunder shall be unconditionally waived and released by InterDent or such Affiliate and written evidence thereof satisfactory in form and substance to Purchaser shall have been delivered to Purchaser.

      (g) Purchaser shall have completed its due diligence investigation, which investigation shall have been completed by May 15, 2001, and the results thereof shall not have revealed that any of the representations of InterDent set forth herein are untrue or incorrect in any material respect or otherwise be unsatisfactory to Purchaser in any material respect.

      (h) All proceedings to be taken by Sellers and DCA in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in form and substance to Purchaser and its counsel, and Purchaser and said counsel shall have received all such counterpart originals or certified or other copies of such documents as it or they may reasonably request.

      (i)  Purchaser shall have received written evidence, in form and substance satisfactory to Purchaser, of (x) the termination or expiration of the HSR waiting period related to the transactions contemplated hereby, if applicable, and (y) the consent to the transactions contemplated by this Agreement of all governmental, quasi-governmental and private third parties (including, without limitation, persons or other entities leasing real or personal property to DCA or any Dental Practice) where the absence of any such consent would result in a violation of law or a breach or default under any agreement to which DCA or any Dental Practice is subject.

      (j)  No proceeding in which any Seller or DCA shall be a debtor, defendant or party seeking an order for its own relief or reorganization shall have been brought or be pending by or against such Person under any United States or state bankruptcy or insolvency law.

      (k) Purchaser shall have consummated the Financing.

      (l)  The parties shall have executed and delivered (i) a Business Collaboration Agreement, (ii) a Software License and Maintenance Agreement, (iii) a Transitional Services Agreement, (iv) a License Agreement licensing the use of the name Gentle Dental to Purchaser, and (v) such other consents, documents and agreements that are necessary to carry out the transactions contemplated by the agreements referred to in clauses (i)—(iv) above, each in form and substance satisfactory to Purchaser in its sole discretion.

      (m) InterDent shall have released, assigned and transferred to Purchaser the key man life insurance policy maintained by InterDent on the life of Steven R. Matzkin, D.D.S.

      (n) InterDent shall have complied with Section 5.15.

      (o) All DCA Cash on hand on the Closing Date held in accounts controlled by any Person other than DCA shall have been transferred to such accounts as Purchaser shall request.

      (p) InterDent shall have received all consents and approvals of its senior and subordinated debt holders necessary for it to consummate the transactions contemplated hereby.

      (q) InterDent shall have received and delivered to Purchaser all UCC lien terminations or releases as requested by Purchaser in its sole discretion.

      (r) Purchaser and Steven R. Matzkin, Mitchell B. Olan and David P. Nichols, individually, and their affiliates shall have received releases from Levine Leichtman Capital Partner, Inc. and its principals in a form acceptable to Purchaser in its sole discretion.

      (s) Sellers shall have delivered to Purchaser, each of the items required to be delivered to Purchaser pursuant to Section 5.14 hereof in form and substance satisfactory to Purchaser in its sole discretion.

      (t)  InterDent shall have delivered to Purchaser an agreement, in form and substance satisfactory to Purchaser in its sole discretion, assigning each of the Management Agreements from GDSC to DCA.

      (u) The parties hereto shall have agreed upon the cash amount set forth in Item 8 to Schedule 1.01(a).

      (v) The parties hereto shall have agreed to the contents of Schedule 1.01(a)(iii)(B).

ARTICLE VII.—POST-CLOSING OBLIGATIONS

    7.01  Further Assurances.  Following the Closing, each party hereto shall execute and deliver such documents, and take such other action, as shall be reasonably requested by any other party hereto to carry out the transactions contemplated by this Agreement.

    7.02  Publicity.  None of the parties hereto shall issue or make, or cause to have issued or made, any public release or announcement concerning this Agreement or the transactions contemplated hereby, without the advance approval in writing of the form and substance thereof by each of the other parties, except as required by law, regulation or NASDAQ rules (in which case, so far as possible, there shall be consultation among the parties prior to such announcement), and the parties shall endeavor jointly to agree on the text of any announcement or circular so approved or required.

    7.03  Post-Closing Indemnity by Sellers.  Subject to the provisions of Section 9.01, from and after the Closing, the Sellers, jointly and severally, shall indemnify and hold harmless Purchaser and its Affiliates, directors, officers and employees from and against any and all Damages arising out of, resulting from or in any way related to (i) a breach of, or the failure to perform or satisfy any of, the representations, warranties, covenants and agreements made by InterDent or any other Seller in this Agreement or in any document or certificate delivered by InterDent or any other Seller at the Closing pursuant hereto, (ii) the occurrence of any event on or prior to the date of Closing to the extent that such event is covered by individual policies of insurance, blanket insurance policies or self insurance programs maintained by any Seller or (iii) the existence of any liabilities or obligations of DCA or any Dental Practice (whether accrued, absolute, contingent, known or unknown, or otherwise, and whether or not of a nature appropriate for inclusion in a balance sheet in accordance with GAAP) other than the Assumed Obligations and those contemplated by Section 3.08(b) hereof. Any payment made to Purchaser by any Seller pursuant to the indemnification obligations under this Section 7.03 shall constitute a reduction in the Purchase Price hereunder.

    7.04  Post-Closing Indemnity by Purchaser.  Subject to the provisions of Section 9.01, from and after the Closing, Purchaser shall indemnify and hold harmless InterDent and its Affiliates from and against any and all Damages arising out of, resulting from or in any way related to (i) a breach of, or the failure to perform or satisfy any of, the representations, warranties, covenants and agreements made by Purchaser in this Agreement or in any document or certificate delivered by Purchaser at the Closing pursuant hereto, and (ii) the Assumed Obligations.

    7.05  Non-Solicitation and Non-Disclosure.

      (a)  General.  Except as provided in Section 5.12, in consideration of the mutual promises made in this Agreement, and in order to induce Sellers and Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser and each of its Affiliates and InterDent and each of its Affiliates (other than any employees of Purchaser) hereby covenants and agrees as follows:

        (i)  (A) InterDent and each of its Affiliates shall not at any time divulge, communicate, use to the detriment of Purchaser or for the benefit of any other Person, or misuse in any way, any Confidential Information pertaining to DCA or the Dental Practices. Any confidential information or data now known or hereafter acquired by InterDent or any of its Affiliates with respect to DCA or the Dental Practices shall be deemed a valuable, special and unique asset that is received by it or him in confidence and as a fiduciary, and it or he shall remain a fiduciary to Purchaser with respect to all of such information.

          (B) Purchaser and each of its Affiliates shall not at any time divulge, communicate, use to the detriment of InterDent or for the benefit of any other Person, or misuse in any way, any Confidential Information pertaining to InterDent or the Sellers. Any confidential information or data now known or hereafter acquired by Purchaser or any of its Affiliates with respect to InterDent or the Sellers shall be deemed a valuable, special and unique asset that is received by it or him in confidence and as a fiduciary, and it or he shall remain a fiduciary to Purchaser with respect to all of such information; provided, however, that this paragraph (B) shall not prohibit Purchaser or any of its Affiliates or their respective directors, officers, employees, accountants, counsel and other representatives from using any such Confidential Information in connection with the operation or management of Purchaser and its Affiliates.

        (ii) InterDent and Purchaser further acknowledge and agree that such covenants are reasonable and necessary to protect the other's legitimate business interests, which include its interests in protecting (i) valuable confidential business information, (ii) substantial relationships with customers, and (iii) customer goodwill associated with its ongoing business. The Sellers on the one hand and Purchaser on the other hand each expressly authorizes the enforcement of the applicable covenants provided for in this Section 7.05(a) by (A) the party entitled to the benefit of such covenants, (B) its permitted assigns, and (C) any successors to such party's business. To the extent that the covenants provided for in this Section 7.05(a) may later be deemed by a court to be too broad to be enforced with respect to its duration or with respect to any particular activity or geographic area, the court making such determination shall have the power to reduce the duration or scope of the provision, and to add or delete specific words or phrases to or from the provision. The provision as modified shall then be enforced.

      (b)  Injunction.  It is recognized and hereby acknowledged by the parties hereto that a breach or violation by any party or any of its Affiliates of any or all of the covenants and agreements contained in this Section 7.05 may cause irreparable harm and damage to the party entitled to the benefit of such covenants in a monetary amount which may be virtually impossible to ascertain. As a result, each party recognizes and hereby acknowledges that the party entitled to the benefit of such covenants shall be entitled to an injunction from any court of competent jurisdiction enjoining and restraining any breach or violation of any or all of the covenants and agreements contained in this Section 7.05, either directly or indirectly, and that such right to injunction shall be cumulative and in addition to whatever other rights or remedies such party may possess hereunder, at law or in equity. Nothing contained in this Section 7.05 shall be construed to prevent the party entitled to the benefit of such covenants from seeking and recovering from the other parties damages sustained by it as a result of any breach or violation by such party or any of its Affiliates of any of the covenants or agreements contained herein.

    7.06  Call Right.  During the period commencing upon the second anniversary of the Closing Date and ending 180 days thereafter, InterDent shall have the right (the "Call Right") to repurchase substantially all of the assets of Purchaser. The purchase price to be paid by InterDent upon the exercise of the Call Right shall be equal to the product of (i) the Multiple (as defined below) multiplied by (ii) the 12 month trailing EBITDA of Purchaser at the time of exercise of the Call Right and including in the calculation of such EBITDA on a pro forma basis for such 12 month period, any acquisitions subsequent to the Closing Date by Purchaser (the "Measurement EBITDA"). For purposes of this Section 7.06, the term "Multiple" shall have the meaning as follows: if Purchaser has a Measurement EBITDA of up to $8 million, the Multiple shall be equal to 6; if Purchaser has a Measurement EBITDA of between $8 million and $10 million, the Multiple shall be equal to 6.65; if Purchaser has a Measurement EBITDA of over $10 million, the Multiple shall be equal to 7. Notwithstanding the preceding sentence, the minimum purchase price upon exercise of the Call Right shall be the sum of (i) $45 million plus (ii) the product of (x) 1.25 times (y) the sum of (A) the purchase price paid (including without limitation, cash, securities and other property, as well as the amount of any debt or capital leases assumed, repaid or refinanced) by Purchaser or any of its Subsidiaries for any dental practice other than those acquired pursuant to this Agreement plus (B) the amount of any capital expenditures by Purchaser or any of its Subsidiaries subsequent to the Closing Date. If InterDent wishes to exercise the Call Right, then InterDent will deliver written notice to Purchaser to such effect (an "Exercise Notice"). Upon the receipt of an Exercise Notice, Purchaser shall be bound to sell, and shall within 15 days after the date of receipt of such Exercise Notice provide written notice (a "Call Right Notice") of the date, time and place for the closing (the "Call Right Closing Date"), but in no event shall the Call Right Closing Date be sooner than 15 but no later than 30 days after the date of the Call Right Notice, subject to such extension(s) as may then be necessary to obtain any material consents or as is/are otherwise necessary to comply with law or to prevent the loss of any material right, relationship, agreement, license or permit.

    7.07  Continuation of Defense.  With regard to the investigation, defense and resolution of each claim, judicial proceeding, arbitral proceeding and investigation relating to DCA or any Dental Practice (each a "Pending Litigation Matter"), from and after the date hereof, InterDent shall continue and cause any of its Affiliates to continue, to defend and resolve in a good faith manner using reasonable commercial efforts, all Pending Litigation Matters relating to DCA or any of the Dental Practices which on the date hereof is being investigated or defended directly by InterDent or any of its Affiliates. After the Closing Date, all costs and expenses associated with the employees of InterDent and its Affiliates with regard to the Pending Litigation Matters shall be borne by InterDent and its Affiliates and all costs and expenses associated with external law firms and other external costs shall be borne by Purchaser, provided that all such external costs are reasonable. InterDent agrees that after the Closing Date, it shall not employ any external law firm to handle any Pending Litigation matter to the extent such Pending Litigation Matter was not being handled by an external law firm prior to the Closing Date without the prior written consent of Purchaser which shall not be unreasonably withheld. Notwithstanding the foregoing, after the date which is the earlier of (x) the ninety day anniversary of the Closing Date, and (y) the date InterDent has fully complied with a Litigation Transfer Notice (as defined below) from Purchaser, InterDent and its Affiliates shall not be required to continue defending and/or resolving those Pending Litigation Matters which are identified on Schedule 3.11 as Pending Litigation Matters to be defended or resolved by Purchaser, although InterDent shall continue to cooperate with Purchaser in their defense. InterDent shall continue the defense of all other Pending Litigation Matters until fully resolved to the satisfaction of Purchaser. For purposes of this Section 7.07, the term "Litigation Transfer Notice" shall mean a written notice delivered by Purchaser to InterDent, instructing InterDent to transfer copies of any and all files or documents relating to a Pending Litigation Matter. InterDent agrees to comply and to cause its Affiliates to comply with the terms of any Litigation Transfer Notice delivered to it. InterDent shall also use its best efforts to aid in the transition of all Pending Litigation Matters which are being transferred to Purchaser pursuant to the terms hereof. Under no circumstances shall InterDent settle any Pending Litigation Matters without the express written consent of Purchaser.

    7.08  Directors and Officers Indemnification.

      (a) From and after the Closing, InterDent shall indemnify and hold harmless, Steven Matzkin, Mitchell Olan and David Nichols and each other Person who served at the request of InterDent as a director, officer, trustee, partner, fiduciary or employee of InterDent or any of its Affiliates (collectively, the "Indemnified Parties"), to the fullest extent permitted under applicable Law, against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee or fiduciary, of InterDent or any of its Affiliates occurring before or on the Closing Date, including, without limitation, the transactions contemplated by this Agreement (and shall also advance, or cause to be advanced, expenses as incurred to the fullest extent permitted under the DGCL, provided that the Person to whom expenses are advanced provides the undertaking to repay such advances contemplated by Section 145(e) of the DGCL). InterDent agrees that all rights to indemnification existing in favor of the Indemnified Parties as provided in InterDent's Certificate of Incorporation and By-Laws, as in effect as of the date hereof, with respect to matters occurring through the Closing Date, shall continue in full force and effect for a period of not less than six years from the Closing Date other than changes which enhance such rights.

      (b) For a period of six years after the Closing Date, InterDent shall cause to be maintained in effect the current directors' and officers' liability insurance policies maintained by InterDent (provided that InterDent may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events that occurred on or prior to the Closing Date; provided, however, that in no event shall InterDent be required to expend pursuant to this Section 7.08(b) more than an amount per year equal to 200% of current annual premiums paid by InterDent for such insurance.

ARTICLE VIII.—TAX MATTERS

    8.01  Representations Regarding Taxes.  Except as provided in Schedule 8.01 attached hereto, InterDent represents and warrants to Purchaser as follows:

      (a) Each of the Dental Practices, Sellers and DCA has filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all respects. All Taxes owed by each of the Dental Practices, Sellers and DCA (whether or not shown on any Tax Return and whether or not any Tax Return was required) have been paid. None of the Dental Practices, Sellers and DCA is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made against any Seller, DCA or to the Knowledge of InterDent any Dental Practice by a taxing authority in a jurisdiction where that Seller, DCA or that Dental Practice does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens on any of the assets of any Seller, DCA or to the Knowledge of InterDent any Dental Practice that arose in connection with any failure (or alleged failure) to pay any Tax, except for liens for Taxes not yet due. None of Sellers, DCA or to the Knowledge of InterDent, the Dental Practices, has entered into any closing agreement with any federal, state, local or foreign taxing authority.

      (b) Each of the Dental Practices, Sellers and DCA has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party or otherwise accrued such tax on its respective balance sheet.

      (c) There is no dispute or claim concerning any Tax liability of any Seller, DCA or, to the Knowledge of InterDent, any Dental Practice either (i) claimed or raised by any taxing authority in writing or (ii) as to which any of the directors or officers (or employees responsible for Tax matters) of any Seller or DCA has actual knowledge (after reasonable investigation) based upon personal contact with any agent of such taxing authority. Pursuant to Section 5.14, Sellers shall provide Purchaser a list of, to the extent available to InterDent, all Federal, state, local and foreign income Tax Returns filed with respect to each of the Dental Practices and Sellers for each taxable period ending on or after December 31, 1996 and with respect to DCA for each DCA Tax Period, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of audit or in respect of which any written or unwritten notice of any audit or examination has been received by any Seller, DCA or any Dental Practice. Except as set forth on the aforementioned list, no issue relating to Taxes has been raised in writing by a taxing authority during any pending audit or examination, and no issue relating to Taxes was raised in writing by a taxing authority in any completed audit or examination, that reasonably can be expected to recur in a later taxable period. Each of the Dental Practices, Sellers and DCA shall deliver to Purchaser pursuant to Section 5.14 correct and complete copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by it in respect of any period described in the second preceding sentence.

      (d) None of the Dental Practices, Sellers and DCA has waived any statute of limitations in respect of Taxes or agreed to any extension of time relating to a Tax assessment or deficiency with respect to which such waiver or extension is still in effect.

      (e) None of Sellers, DCA and, to the Knowledge of InterDent, the Dental Practices has filed a consent under Section 341(f) of the Code concerning collapsible corporations. None of Sellers, DCA or, to the Knowledge of InterDent, the Dental Practices has made any payments, is obligated to make any payments or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Code. None of the property of any of any Seller, DCA or, to the Knowledge of InterDent, the Dental Practices is tax-exempt use property within the meaning of Section 168(h) of the Code. None of Sellers, DCA and, to the Knowledge of InterDent, the Dental Practices has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Each of Sellers, DCA and, to the Knowledge of InterDent, the Dental Practices has disclosed on its Federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. None of Sellers, DCA and, to the Knowledge of InterDent, the Dental Practices has received a tax opinion with respect to any transaction relating to it other than a transaction in the ordinary course of business. None of Sellers, DCA and, to the Knowledge of InterDent, the Dental Practices is the direct or indirect beneficiary of a guaranty of tax benefits or any other arrangement that has the same economic effect with respect to any transaction or tax opinion relating to it. None of Sellers, DCA and, to the Knowledge of InterDent, the Dental Practices is a party to an understanding or arrangement described in Section 6111(d) or Section 6662(d)(2)(C)(iii) of the Code. None of Sellers, DCA and, to the Knowledge of InterDent, the Dental Practices is a party to a lease arrangement involving a defeasance of rent, interest or principal. None of Sellers, DCA and, to the Knowledge of InterDent, the Dental Practices is a party to any Tax allocation or sharing agreement. Except for being a member of an Affiliated Group of which InterDent is the common parent, none of Sellers,

  DCA and, to the Knowledge of InterDent, the Dental Practices (i) has been a member of an Affiliated Group filing a consolidated Federal income Tax Return or (ii) has any liability for the Taxes of any Person under Treasury regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

      (f)  The unpaid Taxes of each of Sellers, DCA and, to the Knowledge of InterDent, the Dental Practices (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with its past custom and practice in filing its Tax Returns.

      (g) None of Sellers, DCA and, to the Knowledge of InterDent, the Dental Practices shall be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or any comparable provision of state, local or foreign tax law.

      (h) None of Sellers, DCA and, to the Knowledge of InterDent, the Dental Practices is a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership or as a disregarded entity for Federal income tax purposes.

      (i)  None of Sellers, DCA and, to the Knowledge of InterDent, the Dental Practices has entered into any sale leaseback or leveraged lease transaction that fails to satisfy the requirements of Revenue Procedure 75-21 (or similar provisions of foreign law) or any safe harbor lease transaction.

      (j)  None of Sellers, DCA and, to the Knowledge of InterDent, the Dental Practices has ever been an S corporation (within the meaning of Section 1361(a)(1) of the Code).

      (k) All material elections with respect to Taxes affecting any of Sellers, DCA or, to the Knowledge of InterDent, the Dental Practices are disclosed in or attached to a Tax Return of such Seller, DCA or such Dental Practice.

      (l)  No private letter rulings have been issued by the Internal Revenue Service to any of Sellers, DCA and, to the Knowledge of InterDent, the Dental Practices, (and any corresponding ruling or determination of any state, local or foreign taxing authority), and there are no pending requests for any such rulings (or corresponding determinations).

      (m) The transfer of the Shares to Purchaser pursuant to the terms of this Agreement will not result in any Tax liability to DCA or result in a reduction of the amount of any net operating loss, net operating loss carryover, net capital loss, net capital loss carryover, Tax credit, Tax credit carryover, excess charitable contribution or basis of property that otherwise would be available to DCA by reason or as a result of deferred intercompany transactions, excess loss accounts or otherwise (other than by reason of an election under Section 338(h)(10) of the Code).

      (n) DCA has not been the distributing corporation or the controlled corporation with respect to a transaction described in Section 355 of the Code (without regard to Section 355(d) or Section 355(e) of the Code) within the three-year period prior to the date of this Agreement.

      (o) For purposes of this Article VIII, any reference to "each of the Dental Practices, Sellers and DCA" (or any subset thereof and regardless of the order in which those defined terms appear) shall be deemed to include a reference to each Dental Practice, to each Seller or to DCA, individually and collectively, and to any Dental Practice, any Seller or DCA, individually or collectively, and any reference or any statement with respect to "none of the Dental Practices,

  Sellers and DCA" (or any subset thereof and regardless of the order in which those defined terms appear) shall be deemed to include a reference or a statement that is not true, correct or otherwise applicable with respect to any Dental Practice, any Seller or DCA, individually or collectively. References in this Article VIII to a "Dental Practice" shall be deemed to refer, as the context requires, to the entity that owns the Dental Practice, and references in this Article VIII to a Tax payable by a Dental Practice shall be deemed to refer, as the context requires, to a Tax payable by that entity (or any other person) in connection with the Dental Practice as well as any Tax in connection with any taxable period that began before the Closing Date for which the Purchaser or any Affiliate thereof could become liable. Any representation or agreement in this Article VIII regarding a Seller shall apply only to the extent that Purchaser or DCA or any of their Affiliates could be or become liable for any Tax for which a Seller might be liable regardless of the period in which the liability for the Tax arose or in which any event giving rise or otherwise affecting the amount of the Tax occurred. Any representation in this Article 8.01 relating to DCA shall relate only to those taxable periods (including any time within any such period and any event occurring within any such period) in respect of which a Seller prepared or caused to be prepared (or otherwise was responsible (as the common parent (or its equivalent) of an Affiliated Group or otherwise) for the preparation of) a Tax Return (whether or not preparation of the Tax Return occurred) or otherwise materially participated (or should have participated) in the computation of a Tax liability (whether or not a Tax Return was filed or was required to be filed), and any period (or portion of a period) subsequent to the last such period through the Closing Date (a "DCA Tax Period"), and any such representation shall not be considered to be incorrect to the extent it is based on information provided by DCA to the Sellers. Any representation in this Article 8.01 relating to any Dental Practice for any taxable period from August 28, 2000 shall not be considered to be incorrect to the extent it is based on information provided by DCA to the Sellers.

      (p) As used in this Agreement, "Affiliated Group" means any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local or foreign law; "Code" means the Internal Revenue Code of 1986, as amended; "Tax" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, and whether liability is imposed directly or pursuant to Treasury regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise (including, without limitation, any liability imposed by reason of any election under Section 338(g) or Section 338(h)(10) of the Code or any similar provision of state, local or foreign law), including any interest, penalty or addition thereto, whether disputed or not, and "Taxes" means any or all of the foregoing collectively; and "Tax Return" means any return, declaration, report, claim for refund or information return or statement relating to any Tax or Taxes, including any schedule or attachment thereto and including any amendment thereof.

    8.02  Covenants and Obligations Regarding Taxes.

      (a) Purchaser and InterDent shall make an election under Section 338(h)(10) of the Code with respect to DCA. Purchaser shall prepare all copies of Form 8594, and Sellers shall file identical copies of Form 8594 with their Tax Returns.

      (b) InterDent shall grant to Purchaser or its designees access at all reasonable times to all of the books and records of each Seller, DCA and each Dental Practice (including tax workpapers and returns and correspondence with tax authorities), including the right to take extracts therefrom and make copies thereof, to the extent such books and records relate to taxable periods ending on or prior to or that include the Closing Date. Purchaser shall (i) grant to InterDent access at all reasonable times to all of DCA's books and records (including tax workpapers and returns and correspondence with tax authorities), including the right to take extracts therefrom and make copies thereof, to the extent that such books and records relate to the operations of DCA during taxable periods ending on or prior to or that include the Closing Date, and (ii) otherwise cooperate with InterDent in connection with any audit of Taxes that relate to the business of DCA prior to Closing.

      (c) From and after the Closing Date, each of the parties hereto shall be responsible for preparing and filing all Tax Returns with respect to DCA, the Assets and the Dental Practices which by law such party is required to file. InterDent shall reimburse Purchaser in respect of any Taxes so paid by Purchaser that are allocable to periods prior to or ending on the Closing Date and Purchaser shall reimburse InterDent in respect of any Taxes so paid by any Seller that are allocable to periods subsequent to the Closing Date. Such reimbursements shall be paid within five (5) days after the date on which Taxes are paid after demand by the paying party. For purposes of this Agreement, in the case of any period that begins before the Closing Date and ends after the Closing Date, any Tax based directly or indirectly on gross or net income or receipts or imposed in respect of specific transactions, and any credits available with respect to any Tax, shall be allocated by assuming that the taxable period ended on the Closing Date, and any other Tax shall be allocated based on the number of days in the taxable period ending on the Closing Date divided by the total number of days in the taxable period.

    8.03  Indemnification for Taxes

      (a) InterDent hereby agrees to indemnify Purchaser and its Affiliates, including, after the Closing, DCA (each herein sometimes referred to as an "Indemnified Taxpayer") against, and agrees to protect, save and hold harmless each Indemnified Taxpayer from, any and all claims, damages, deficiencies and losses and all expenses, including, without limitation, attorneys', accountants' and experts' fees and disbursements (all herein referred to as "Losses") resulting from:

         (i) A claim by any taxing authority for (A) any Taxes of any Dental Practice, any Seller or (in respect of DCA Tax Periods) DCA allocable to any period ending on or prior to the Closing Date (including any Taxes arising by reason of any election under Section 338 of the Code or any comparable provision of state, local or foreign law) or allocable to any period that begins before and ends after the Closing Date, and (B) any Taxes of any of the Dental Practices, any Seller or (in respect of DCA Tax Periods) DCA or any corporation that is or was a member of an Affiliated Group of which it was or is a member;

        (ii) A claim by any taxing authority for any Taxes arising from or occasioned by the sale of DCA's capital stock pursuant to this Agreement; or

        (iii) Any misrepresentation or breach of any representation, warranty or obligation set forth in this Article VIII.

      (b) Subject to the resolution of any Tax contest pursuant to Section 8.03(c), upon notice from Purchaser to InterDent that an Indemnified Taxpayer is entitled to an indemnification payment for a Loss pursuant to Section 8.03(a), InterDent shall thereupon pay to the Indemnified Taxpayer an amount that, net of any Taxes imposed on the Indemnified Taxpayer with respect to such payment, will indemnify and hold the Indemnified Taxpayer harmless from such Loss.

      (c) (i) If a claim shall be made by any taxing authority that, if successful, would result in the indemnification of an Indemnified Taxpayer, the Indemnified Taxpayer shall promptly notify InterDent in writing of such fact; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Taxpayer except to the extent the rights of the indemnifying party are actually materially prejudiced.

        (ii) InterDent shall have the right to defend the Indemnified Taxpayer against such claim with counsel of its choice satisfactory to the Indemnified Taxpayer so long as (A) InterDent notifies the Indemnified Taxpayer in writing within 15 days after the Indemnified Taxpayer has given notice of such claim that InterDent will indemnify the Indemnified Taxpayer from and against the entirety of any Losses the Indemnified Taxpayer may suffer resulting from, arising out of, relating to, in the nature of, or caused by the claim, (B) InterDent provides the Indemnified Taxpayer with evidence satisfactory to the Indemnified Taxpayer that InterDent will have the financial resources to defend against the claim and fulfill its indemnification obligations hereunder, (C) if requested by the Indemnified Taxpayer, InterDent provides to the Indemnified Taxpayer an opinion, in form and substance satisfactory to the Indemnified Taxpayer, of counsel satisfactory to the Indemnified Taxpayer, that there exists a reasonable basis for the Indemnified Taxpayer to prevail in that contest, (D) if the Indemnified Taxpayer is requested to pay the Tax claimed and sue for a refund, InterDent shall have advanced to the Indemnified Taxpayer, on an interest free basis, the full amount the Indemnified Taxpayer is required to pay, and (E) InterDent conducts the defense of the claim actively and diligently.

        (iii) Subject to the provisions of paragraph (ii) above, InterDent shall be entitled to prosecute such contest to a determination in a court of initial jurisdiction, and if InterDent shall reasonably request, to a determination in an appellate court provided that, if requested by the Indemnified Taxpayer, InterDent shall provide to the Indemnified Taxpayer an opinion, in form and substance satisfactory to the Indemnified Taxpayer, of counsel reasonably satisfactory to the Indemnified Taxpayer, that there exists a reasonable basis for InterDent to prevail on that appeal.

        (iv) InterDent shall not be entitled to settle or to contest any claim relating to Taxes if the settlement of, or an adverse judgment with respect to, the claim would be likely, in the good faith judgment of the Indemnified Taxpayer, to cause the liability for any Tax of the Indemnified Taxpayer or of any Affiliate of the Indemnified Taxpayer for any taxable period ending after the Closing Date to increase (including, without limitation, by making any election or taking any action having the effect of making any election, by deferring the inclusion of any amount in income or by accelerating the deduction of any amount or the claiming of any credit) or to take a position that, if applied to any taxable period ending after the Closing Date, would be adverse to the interest of the Indemnified Taxpayer or any Affiliate of the Indemnified Taxpayer.

        (v) If, after actual receipt by the Indemnified Taxpayer of an amount advanced by InterDent pursuant to paragraph (ii)(D) above, the extent of the liability of the Indemnified Taxpayer with respect to the indemnified matter shall be established by the judgment or decree of a court that has become final or a binding settlement with an administrative agency having jurisdiction thereof that has become final, the Indemnified Taxpayer shall promptly pay to InterDent any refund received by or credited to the Indemnified Taxpayer with respect to the indemnified matter (together with any interest paid or credited thereon by the taxing authority and any recovery of legal fees from such taxing authority); provided, however, that the Indemnified Taxpayer shall have been indemnified and held harmless from all Losses by reason of any indemnification payments retained by the Indemnified Taxpayer net of any Taxes imposed on the Indemnified Taxpayer with respect to indemnification payments received by the Indemnified Taxpayer or with respect to the receipt of any payment from the taxing authority. Notwithstanding the foregoing, the Indemnified Taxpayer shall not be required to make any payment hereunder before such time as InterDent shall have made all payments or indemnities then due with respect to Indemnified Taxpayer pursuant to this Agreement.

        (vi) If any of the conditions in Section 8.03(c)(ii) above are or become unsatisfied, (A) the Indemnified Taxpayer may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the claim in any manner it may deem appropriate (and the Indemnified Taxpayer need not consult with, or obtain any consent from, InterDent or any other Seller in connection therewith), (B) InterDent will reimburse the Indemnified Taxpayer promptly and periodically for the costs of defending against the claim (including, without limitation, attorneys', accountants' and experts' fees and disbursements) and (C) InterDent will remain responsible for any Losses the Indemnified Taxpayer may suffer to the fullest extent provided in this Section 8.03.

      (d) Anything to the contrary in this Agreement notwithstanding, the indemnification obligations of InterDent under this Article VIII shall survive the Closing until the end of the applicable statutes of limitations. With respect to any indemnification obligation for any Tax for which a taxing authority asserts a claim within 90 days before the end of the applicable statute of limitations, an Indemnified Taxpayer shall be treated as having provided timely notice to InterDent by providing written notice to InterDent on or before the 90th day after the Indemnified Taxpayer's receipt of a written assertion of the claim by the taxing authority.

      (e) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by InterDent when due, and InterDent will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, Purchaser will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

ARTICLE IX.—MISCELLANEOUS

    9.01  Limitation on Liability.

      (a) The representations, warranties, covenants, agreements, and indemnities of the Sellers set forth in this Agreement or in connection with the transactions contemplated hereby shall survive the Closing except as expressly provided in Section 9.01(b).

      (b) The Sellers shall have no liability to indemnify under Section 7.03 for breaches of the representations and warranties contained in Article III, unless InterDent receives notice in writing from Purchaser of Purchaser's claim under said indemnity on or before the second anniversary of the Closing Date. The limitation contained in the preceding sentence shall not apply to any breaches of or obligations to comply with any of the other provisions of this Agreement, regardless of whether such breach or obligation also constitutes a breach or obligation under any of the representations and warranties contained in Article III. Notwithstanding the foregoing, or anything else to the contrary contained herein, the Sellers shall not be responsible under Section 7.03 for any breach of any representation or warranty contained in this Agreement or any obligation or liability of DCA or any Dental Practices to the extent that InterDent can demonstrate, by a preponderance of the evidence that Steve Matzkin, Mitchell Olan or David Nichols (such individuals being referred to collectively as the "Purchaser Persons") had actual knowledge or Constructive Knowledge of any such breach or the facts or circumstances giving rise to such breach prior to the date hereof, in which case such representation or warranty shall be deemed not to have been breached (the "Purchaser Knowledge Defense"); provided, that to the extent that such breach, liability or obligation relates solely to DCA, Sellers shall not be so responsible (1) if the Purchaser Knowledge Defense is demonstrated by InterDent or (2) Purchaser fails to demonstrate, by a preponderance of the evidence, (x) that Michael Fiore, Theodore Van Eerden, Norman Huffaker, Kenneth Davis or Kevin Boie actually knew, or had Constructive Knowledge of, such breach or the facts or circumstances giving rise to such breach, or (y) that InterDent or any Seller effected, or omitted to take any action constituting or proximately causing, such breach or giving rise to such liability or obligation; provided, however, that the Purchaser Knowledge Defense shall not be available to the Sellers with respect to a breach of the representations and warranties set forth in (i) Sections 3.01, 3.02, 3.03, 3.04(b)(i) and (ii) the remainder of Section 3.04 and Sections 3.05 and 3.06 (unless InterDent demonstrates that any Purchaser Person had actual knowledge of such breach) if such breach arose out of (1) actions or omissions to act of InterDent or any Seller or (2) with respect to the Dental Practices, out of facts and circumstances that occurred or were in existence on or prior to August 28, 2000.

      (c) The Sellers shall be obligated to indemnify as and to the extent set forth in Section 7.03 of this Agreement only if the aggregate of all of their liability under such indemnity obligations exceeds $250,000, it being understood that such $250,000 figure is to serve as a "trigger" for the indemnification and not as a "deductible" (for example, if the indemnity claims for which the Sellers would, but for the provisions of this paragraph (c), be liable aggregate $250,001, the Sellers would then be liable for the full $250,001). In addition, in no event shall the aggregate liability of the Sellers with respect to the representations and warranties contained in Article III exceed $34 million; provided, however, that such limitation shall not apply to any breaches of or obligations to comply with any of the other provisions of this Agreement, regardless of whether such breach or obligation also constitutes a breach or obligation under any of the representations and warranties contained in Article III.

      (d) For purposes of this Section 9.01(d), a party making a claim for indemnity under Section 7.03 or Section 7.04 is hereinafter referred to as an "Indemnified Party" and the party against whom such claim is asserted is hereinafter referred to as the "Indemnifying Party." All claims by any Indemnified Party under Section 7.03 or Section 7.04 hereof shall be asserted and resolved in accordance with the following provisions. If any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party is asserted against or sought to be collected from such Indemnified Party by such third party, said Indemnified Party shall with reasonable promptness notify in writing the Indemnifying Party of such claim or demand stating with reasonable specificity the circumstances of the Indemnified Party's claim for indemnification; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are actually prejudiced or to the extent that any applicable period set forth in Section 9.01(b) has expired without such notice being given. After receipt by the Indemnifying Party of such notice, then upon reasonable notice from the Indemnifying Party to the Indemnified Party, or upon the request of the Indemnified Party, the Indemnifying Party shall defend, manage and conduct any proceedings, negotiations or communications involving any claimant whose claim is the subject of the Indemnified Party's notice to the Indemnifying Party as set forth above, provided that the Indemnifying Party shall use counsel reasonably acceptable to the Indemnified Party and shall demonstrate to the reasonable satisfaction of the Indemnified Party the financial ability to undertake such defenses management or conduct and shall take all actions necessary, including but not limited to the posting of such bond or other security as may be required by any Governmental Authority, so as to enable the claim to be defended against or resolved without expense or other action by the Indemnified Party. Upon request of the Indemnifying Party, the Indemnified Party shall, to the extent it may legally do so and to the extent that it is compensated in advance by the Indemnifying Party for any costs and expenses thereby incurred,

         (i) take such action as the Indemnifying Party may reasonably request in connection with such action,

        (ii) allow the Indemnifying Party to dispute such action in the name of the Indemnified Party and to conduct a defense to such action on behalf of the Indemnified Party, and

        (iii) render to the Indemnifying Party all such assistance as the Indemnifying Party may reasonably request in connection with such dispute and defense.

      (e) No Indemnifying Party shall settle any third party claim unless such settlement shall include a full release of the Indemnified Party.

      (f)  Each of the limitations set forth in this Article 9.01 shall also apply to those representations and warranties contained in that certain Asset Purchase Agreement (the "Asset Purchase Agreement"), of even date herewith among the Sellers and Purchaser, from and after the Closing hereunder.

    9.02  Confidentiality.

      (a) Prior to the Closing, Purchaser shall, and shall cause its Affiliates and its and their employees, agents, accountants, legal counsel and other representatives and advisers to, hold in strict confidence all, and not divulge or disclose any, information of any kind concerning the transactions contemplated hereby, DCA or the Dental Practices; provided, however, that the foregoing obligation of confidence shall not apply to (i) information that is or becomes generally available to the public other than as a result of a disclosure by Purchaser or its Affiliates, (ii) information that is or becomes available to Purchaser or its Affiliates on a nonconfidential basis prior to its disclosure by Purchaser or its Affiliates and (iii) information that is required to be disclosed by Purchaser or its Affiliates as a result of any applicable law, rule or regulation of any Governmental Authority; and provided further that Purchaser promptly shall notify the InterDent of any disclosure pursuant to clause (iii) of this Section 9.02(a); and, provided, further, that the foregoing obligation of confidence shall not apply to the furnishing of information by Purchaser in bona fide discussions or negotiations with prospective lenders or other sources of financing, as well as Purchaser's counsel, accountants and other advisers with a need to know such information. Notwithstanding the preceding, nothing in this section shall prohibit Steve Matzkin and other officers and executive employees of InterDent who shall become owners, directors, offices or employees of Purchaser, from continuing to use confidential information of InterDent in connection with the performance of their employment duties for InterDent.

      (b) InterDent shall, and shall cause its Affiliates to, hold in strict confidence all, and not divulge or disclose any, information of any kind concerning the transactions contemplated by this Agreement; provided, however, that the foregoing obligation of confidence shall not apply to (i) information that is or becomes generally available to the public other than as a result of a disclosure by InterDent or its Affiliates, (ii) information that is or becomes available to InterDent or its Affiliates after the Closing on a nonconfidential basis prior to its disclosure by the InterDent or its Affiliates, and (iii) information that is required to be disclosed by the InterDent or its Affiliates as a result of any applicable law, rule or regulation of any Governmental Authority; and provided further that InterDent shall promptly notify Purchaser of any disclosure pursuant to clause (iii) of this Section 9.02(b).

    9.03  Brokers.  Regardless of whether the Closing shall occur, (i) InterDent shall indemnify and hold harmless Purchaser and its Affiliates from and against any and all liability for any brokers or finders' fees arising with respect to brokers or finders retained or engaged by InterDent or any of its Affiliates (other than Purchaser or Steven Matzkin, Mitchell Olan or David Nichols) in respect of the transactions contemplated by this Agreement, and (ii) Purchaser shall indemnify and hold harmless InterDent and its Affiliates from and against any and all liability for any brokers' or finders' fees arising with respect to brokers or finders retained or engaged by Purchaser or its controlled or controlling Affiliates in respect of the transactions contemplated by this Agreement.

    9.04  Costs and Expenses.  Except as set forth in Section 5.12(b), each of the parties to this Agreement shall bear its own expenses incurred in connection with the negotiation, preparation,

execution and closing of this Agreement and the transactions contemplated hereby (the "Transaction Expenses"); provided, however, that InterDent shall be responsible for and shall discharge all Transaction Expenses incurred by or on behalf of InterDent, DCA and the Dental Practices (it being the parties' agreement that Purchaser shall not bear or otherwise be liable for any such expenses).

    9.05  Termination.

      (a) This Agreement may be terminated at any time prior to the Closing, as follows:

         (i) by mutual written consent of Purchaser and Sellers;

        (ii) by either Purchaser or Sellers, if the Closing shall not have occurred on or before May 31, 2001 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 9.05(a)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date;

        (iii) by either Purchaser or Sellers, if any Governmental Authority (i) shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order or other action shall have become final and nonappealable or (ii) shall have failed to issue an order or to take any other action necessary to fulfill the conditions to the Closing and such denial of a request to issue such order or take such other action shall have become final and nonappealable;

        (iv) by Purchaser, upon a breach of any representation, warranty, covenant or agreement on the part of Sellers set forth in this Agreement, or if any representation or warranty of Sellers shall have become untrue, in either case such that the conditions set forth in Section 6.02(a) would not be satisfied (a "Terminating Seller Breach"); provided, however, that, if such Terminating Seller Breach is curable by Sellers and for so long as Sellers continues to exercise all reasonable efforts to cure such Terminating Seller Breach, Purchaser may not terminate this Agreement under this Section 9.05(a)(iv) unless such breach continues for more than 30 days;

        (v) by Sellers, upon breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement, or if any representation or warranty of Purchaser shall have become untrue, in either case such that the conditions set forth in Section 6.01(b) would not be satisfied ("Terminating Purchaser Breach"); provided, however, that, if such Terminating Purchaser Breach is curable by Purchaser and for so long as Purchaser continues to exercise all reasonable efforts to cure such Terminating Purchaser Breach, Sellers may not terminate this Agreement under this Section 9.05(a)(v) unless such breach continues for more than 30 days; or

        (vi) by Sellers pursuant to Section 5.12(b) hereof.

      (b) In the event of termination of this Agreement pursuant to this Section 9.05, this Agreement shall forthwith become void and there shall be no liability under this Agreement on the part of Purchaser or Sellers or any of their respective Affiliates and all rights and obligations of each party hereto shall cease, except (a) as provided in Section 5.12(b) hereof, (b) for the liability for any party who shall be in breach of this Agreement and (c) if any termination pursuant to Section 9.05(a)(ii) because of the failure of the condition set forth in Section 6.01(f) to be fulfilled, Seller shall pay to Purchaser within two business days after such termination the Termination Fee.

    9.06  Notices.  Any notice, request, instruction, correspondence or other document to be given hereunder by any party hereto to another (herein collectively called "Notice") shall be in writing and delivered personally or mailed by registered or certified mail, postage prepaid and return receipt requested, or by telecopier, as follows:

If to Sellers:	c/o Gentle Dental Service Corporation 222 North Sepulveda Blvd., Suite 740 El Segundo, California 90245 Attn: President Facsimile Number: (310) 765-2456
With a copy to:	Richard J. Babcock, Esq. Morrison & Foerster LLP 19900 MacArthur Boulevard, Suite 1200 Irvine, California 92612-2445 Facsimile Number: (949) 251-0900
If to Purchaser:	Mon Acquisition Corp. One South School Avenue, Suite 1000 Sarasota, Florida 34237 Attn: Steven R. Matzkin, President Facsimile Number: (941) 366-9615
With a copy to:	Robert L. Grossman, Esq. Greenberg Traurig, P.A. 1221 Brickell Avenue Miami, Florida 33131 Facsimile Number: (305) 579-0717

Each of the above addresses for notice purposes may be changed by providing appropriate notice hereunder. Notice given by personal delivery or registered mail shall be effective upon actual receipt. Notice given by telecopier shall be effective upon actual receipt if received during the recipient's normal business hours, or at the beginning of the recipient's next normal business day after receipt if not received during the recipient's normal business hours. All Notices by telecopier shall be confirmed by the sender thereof promptly after transmission in writing by registered mail or personal delivery. Anything to the contrary contained herein notwithstanding, notices to any party hereto shall not be deemed effective with respect to such party until such Notice would, but for this sentence, be effective both as to such party and as to all other persons to whom copies are provided above to be given.

    9.07  Governing Law.  The provisions of this agreement and the documents delivered pursuant hereto shall be governed by and construed in accordance with the laws of the State of Delaware (excluding any conflict of law rule or principle that would refer to the laws of another jurisdiction). Each party hereto irrevocably submits to the jurisdiction of the state and federal courts located in Wilmington, Delaware, in any action or proceeding arising out of or relating to this Agreement or any of the Collateral Agreements, and each party hereby irrevocably agrees that all claims in respect of any such action or proceeding must be brought and/or defended in any such court; provided, however, that matters which are under the exclusive jurisdiction of the federal courts shall be brought in the Federal District Court for the District of Delaware. Each party hereto consents to service of process by any means authorized by the applicable law of the forum in any action brought under or arising out of this Agreement or any of the Collateral Agreements, and each party irrevocably waives, to the fullest extent each may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND

EFFECTIVELY DO SO, TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING HEREUNDER.

    9.08  Representations and Warranties.  Each of the representations and warranties of each of the parties to this Agreement shall be deemed to have been made, and the certificates delivered pursuant to clause (iv) of Section 2.02 and clause (ii) of Section 2.03 by a party are agreed to and shall be deemed to constitute the making of such representations and warranties, again at and as of the Closing by and on behalf of the party on behalf of whom such certificates are delivered.

    9.09  Entire Agreement; Amendments and Waivers.  This Agreement, together with all exhibits and schedules attached hereto, constitutes the entire agreement between and among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

    9.10  Binding Effect and Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; but neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned, by operation of law or otherwise, by any party hereto without the prior written consent of the other party, provided, however, that nothing herein shall prohibit the assignment of Purchaser's rights and obligations to any direct or indirect subsidiary or prohibit the assignment of Purchaser's rights (but not obligations) to any lender. Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder.

    9.11  Remedies.  The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any party hereto shall not preclude or constitute a waiver of its right to use any or all other remedies. Such rights and remedies are given in addition to any other rights and remedies a party may have by law, statute or otherwise.

    9.12  Exhibits and Schedules.  The exhibits and Schedules referred to herein are attached hereto and incorporated herein by this reference. Disclosure of a specific item in any one Schedule shall be deemed restricted only to the Section to which such disclosure specifically relates except where (i) there is an explicit cross-reference to another Schedule, and (ii) Purchaser could reasonably be expected to ascertain the scope of the modification to a representation intended by such cross-reference.

    9.13  Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    9.14  References and Construction.

      (a) Whenever required by the context, and is used in this Agreement, the singular number shall include the plural and pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identification the person may require. References to monetary amounts, specific named statutes and generally accepted accounting principles are intended to be and shall be construed as references to United States dollars, statutes of the United States of the stated name and United States generally accepted accounting principles, respectively, unless the context otherwise requires.

      (b) The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any party hereto irrespective of which party caused such provisions to be drafted. Each of the parties acknowledge that it has been represented by an attorney in connection with the preparation and execution of this Agreement.

    9.15  Survival.  Any provision of this Agreement which contemplates performance or the existence of obligations after the Closing Date, and any and all representations and warranties set forth in this Agreement, shall not be deemed to be merged into or waived by the execution and delivery of the instruments executed at the Closing, but shall expressly survive Closing and shall be binding upon the party or parties obligated thereby in accordance with the terms of this Agreement, subject to any limitations expressly set forth in this Agreement.

    9.16  Attorneys' Fees.  In the event any suit or other legal proceeding is brought for the enforcement of any of the provisions of this Agreement, the parties hereto agree that the prevailing party or parties shall be entitled to recover from the other party or parties upon final judgment on the merits reasonable attorneys' fees (and sales taxes thereon, if any), including attorneys' fees for any appeal, and costs incurred in bringing such suit or proceeding.

    9.17  Risk of Loss.  Prior to the Closing, the risk of loss of damage to, or destruction of, any and all of the Assets or DCA's assets, including without limitation the Properties, shall remain with Sellers, and the legal doctrine known as the "Doctrine of Equitable Conversion" shall not be applicable to this Agreement or to any of the transactions contemplated hereby.

    9.18  Representative of Sellers.  Each Seller designates InterDent as its representative for all purposes under this Agreement, including receipt of disclosures, granting and/or executing consents or waivers, receiving notices and agreeing to and executing amendments and/or modifications to this Agreement. Any such receipt, grant, agreement and/or execution by InterDent shall be valid and binding on each Seller. The designation by each Seller of such representative may not be revoked without the written consent of Purchaser.

    9.19  Transaction Non-Violative of Employment Agreements.  The parties hereto hereby agree that the participation by Steven A. Matzkin, D.D.S., Mitchell B. Olan, David P. Nichols or any other officer or executive officer of InterDent or any of its Affiliates in the ownership, operation or financing of Purchaser or in the negotiation or consummation of the transactions contemplated hereby do and will not violate any of the provisions of those certain Employment Agreements with DCA and InterDent by which each of them is bound.

ARTICLE X.—DEFINITIONS

    Capitalized terms used in this Agreement are used as defined in this Article X or elsewhere in this Agreement.

    10.01  Affiliate.  The term "Affiliate" shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person and such Persons employees, officers, directors and agents. The term "Control" as used in the preceding sentence means, with respect to a corporation, the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the shares of the controlled corporation and, with respect to any person other than a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person. Notwithstanding the preceding, no dental practice managed by InterDent on any of its Subsidiaries shall be an Affiliate of InterDent or any Seller for purposes of this Agreement.

    10.02  Collateral Agreements.  The term "Collateral Agreements" shall mean any or all of the exhibits to this Agreement and any and all other agreements, instruments or documents required or expressly provided under this Agreement to be executed and delivered in connection with the transactions contemplated by this Agreement.

    10.03  Confidential Information.  The term "Confidential Information" shall mean confidential data and confidential information relating to the business of InterDent or its Affiliates (which does not rise to the status of a Trade Secret under applicable law). Confidential Information shall not include any data or information that (i) has been voluntarily disclosed to the general public by InterDent or its Affiliates, (ii) has been independently developed and disclosed to the general public by others, or (iii) otherwise enters the public domain through lawful means.

    10.04  Constructive Knowledge.  The term "Constructive Knowledge" shall mean (x) when applied to Steven Matzkin, Mitchell Olan or David Nichols, the knowledge of which any such individual should have been aware by virtue of his capacity as an officer, director or employee of DCA (it being acknowledged that DCA has acted as the de facto manager of the Dental Practices since August 28, 2000) and (y) when applied to Michael Fiore, Theodore Van Eerden, Norman Huffaker, Kenneth Davis or Kevin Boie, the knowledge of which any such individual should have been aware by virtue of his capacity as an officer, director or employee of any Seller (x) with respect to DCA assuming that DCA did not fail to report the relevant facts to InterDent or any Seller, (y) with respect to the Assets or the Dental Practices, in connection with a due investigation made by Parent and its Affiliates in connection with the acquisition of the Assets pursuant to the Bills of Sale entered into with Bank of America, N.A. on August 28, 2000 or (z) in connection with actions taken or omitted by Parent or any of its Affiliates (other than DCA, as defined below).

    10.05  Contracts.  The term "Contracts," when described as being those of or applicable to any Person, shall mean any and all contracts, agreements, franchises, understandings, arrangements, leases, licenses, registrations, authorizations, easements, servitudes, rights of way, mortgages, bonds, notes, guaranties, liens, indebtedness, approvals or other instruments or undertakings to which such Person is a party or to which or by which such Person or the property of such Person is subject or bound, excluding any Permits.

    10.06  DCA Material Adverse Effect.  The term "DCA Material Adverse Effect" shall have the meaning set forth in Section 3.04 hereof.

    10.07  Damages.  The term "Damages" shall mean any and all damages, liabilities, obligations, penalties, fines, judgments, claims, deficiencies, losses, costs, expenses and assessments (including without limitation income and other taxes, interest, penalties and attorneys' and accountants' fees and disbursements).

    10.08  Dental Practices.  The term "Dental Practices" shall mean those certain dental practices known as:

  Mid-Atlantic Dental Associates, P.A. (Maryland practices)
      Annapolis
      Cross Keys
      Baltimore—East Point
      Belair Beltway
      Tollgate
      Columbia
      Forestville
      Frederick
      Pikesville
      Plumtree

  Ned Greenberg D.D.S. and Associates, P.C. (Virginia practices)
      Fredericksburg
      Manassas
      Woodbridge

  The Dental Center, P.C. (Indiana practices)
      South Bend
      Granger
      Plymouth

  Satellite Offices
      LaPorte, IN
      Warsaw, IN
      Niles, MI (Douglas H. Barton, D.D.S. & Associates, P.C.)

    In addition, upon consummation of the Closing hereunder, "Dental Practices" shall for all purposes hereunder include the Practices, as such term is defined in the Asset Purchase Agreement.

    10.09  Financial Statements.  The term "Financial Statements" shall have the meaning set forth in Section 3.08 hereof.

    10.10  Funded Indebtedness.  "Funded Indebtedness" shall mean any and all liabilities specifically related to the Assets or DCA including, but not limited to, the present value of the note and earn-out obligations of approximately $990,000 relating to InterDent's acquisition of Dental Co, Inc. Funded Indebtedness shall also include the present value of (i) all notes payable on InterDent's balance sheet associated with dental practices managed by DCA and the Dental Practices, and (ii) all notes payable of the professional associations which operate the dental practices managed by DCA and the Dental Practices.

    10.11  GAAP.  "GAAP" means U.S. generally accepted accounting principles.

    10.12  Governmental Authorities.  The term "Governmental Authorities" shall mean any nation or country (including but not limited to the United States) and any commonwealth, territory or possession thereof and any political subdivision of any of the foregoing, including but not limited to courts, departments, commissions, boards, bureaus, agencies, ministries or other instrumentalities.

    10.13  Hazardous Material.  The term "Hazardous Material" shall mean all or any of the following: (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws or regulations as "hazardous substances," "hazardous materials," "Hazardous wastes," "toxic substances" or any other formulation intended to define, list or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity or "EP toxicity"; (b) oil, petroleum or petroleum derived substances, natural gas, natural gas liquids or synthetic gas and drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal resources; (c) any flammable substances or explosives or any radioactive materials; and (d) asbestos in any form or electrical equipment which contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of fifty parts per million.

    10.14  Inventory.  The term "Inventory" shall mean all goods, merchandise and other personal property owned and held for sale or use in the ordinary course of business, specifically excluding, however, damaged, defective or otherwise unsaleable or unusable items.

    10.15  Knowledge of InterDent.  The term "Knowledge of InterDent" shall mean the actual knowledge and Constructive Knowledge of Michael Fiore, Theodore Van Eerden, Norman Huffaker, Kevin Boie and Kenneth Davis.

    10.16  Legal Requirements.  The term "Legal Requirements," when described as being applicable to any Person, shall mean any and all laws (statutory, judicial or otherwise), ordinances, regulations, judgments, orders, directives, injunctions, writs, decrees or awards of, and any Contracts with, any Governmental Authority, in each case as and to the extent applicable to such Person or such Person's business, operations or properties.

    10.17  Lien.  The term "Lien" means any lien, mortgage, charge, claim, restriction, right of first refusal, preemptive right, encumbrance, security interest or pledge of any kind whatsoever.

    10.18  Management Agreements.  The term "Management Agreements" shall include the following agreements: (i) Dental Group Management Agreement, dated August 28, 2000 by and among GDSC and Mid-Atlantic Dental Associates, P.A., (ii) Dental Group Management Agreement, dated August 28, 2000 by and among GDSC and Ned Greenberg D.D.S. and Associates, P.C., (iii) Dental Group Management Agreement, dated August 28, 2000 by and among GDSC and The Dental Center, P.C., and (iv) Dental Group Management Agreement, dated August 28, 2000 by and among GDSC and Douglas H. Barton, DDS and Associates, P.C.

    10.19  Permits.  The term "Permits" shall mean any and all permits, rights, approvals, licenses, authorizations, legal status, orders or Contracts under any Legal Requirement or otherwise granted by any Governmental Authority.

    10.20  Permitted Liens.  The term "Permitted Liens" means (i) Liens set forth on Schedule 1.01(d) hereto with respect to Assumed Obligations, (ii) Liens for current taxes and assessments not yet past due, (iii) inchoate mechanics' and materialmen's Liens for construction in progress, (iv) workmen's, repairmen's, warehousemen's, landlords' and carriers' Liens arising in the ordinary course of business of DCA or the Dental Practices consistent with past practice, and (v) all matters of record, Liens and other imperfections of title and encumbrances which, individually or in the aggregate, would not adversely affect the use of the Property for its intended purpose.

    10.21  Person.  The term "Person" shall mean any individual, partnership, joint venture, firm, corporation, association, limited liability company, trust or other enterprise or any governmental or political subdivision or any agency, department or instrumentality thereof.

    10.22  Properties.  The term "Properties" shall mean any and all properties and assets (real, personal or mixed, tangible or intangible) owned by (i) DCA, or (ii) owned by any of the Sellers or their respective Affiliates (x) solely used by, or solely in connection with, the operation or management of, DCA or the Dental Practices, and/or (y) located at any location owned or leased by DCA and/or the Dental Practices, and/or (z) were acquired by any Seller from Bank of America, N.A. on or about August 28, 2000.

    10.23  Regulations.  The term "Regulations" shall mean any and all regulations promulgated by the Department of the Treasury pursuant to the Internal Revenue Code.

    10.24.  Subsidiary.  The term "Subsidiary" shall mean any Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by another Person.

    10.25.  Trade Secrets.  The term "Trade Secrets" shall mean information, including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, financial data, financial plans, product or service plans or lists of actual or potential customers or suppliers which (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

INTERDENT, INC.
By:	/s/ MICHAEL T. FIORE Name: Title:
GENTLE DENTAL SERVICE CORPORATION
By:	/s/ MICHAEL T. FIORE Name: Title:
DENTALCO MANAGEMENT SERVICES OF MARYLAND, INC.
By:	/s/ MICHAEL T. FIORE Name: Title:
MON ACQUISITION CORP.
By:	/s/ STEVEN R. MATZKIN Dr. Steven Matzkin President

QuickLinks

  Exhibit 2.2
TABLE OF CONTENTS
LIST OF SCHEDULES
PURCHASE AGREEMENT
ARTICLE I.—SALE AND PURCHASE
ARTICLE II.—CLOSING
ARTICLE III.—REPRESENTATIONS AND WARRANTIES OF INTERDENT
ARTICLE IV.—REPRESENTATIONS AND WARRANTIES OF PURCHASER
ARTICLE V.—OBLIGATIONS PRIOR TO CLOSING
ARTICLE VI.—CONDITIONS TO SELLERS' AND PURCHASER'S OBLIGATIONS
ARTICLE VII.—POST-CLOSING OBLIGATIONS
ARTICLE VIII.—TAX MATTERS
ARTICLE IX.—MISCELLANEOUS
ARTICLE X.—DEFINITIONS